SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 20-FR/A
                            (Amendment No. 2 Filed March 24, 2000)

|X| Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

|_| Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

|_| Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 0-28319

                               APAC MINERALS INC.
             (Exact name of registrant as specified in its charter)

                      Province of British Columbia (Canada)
                 (Jurisdiction of incorporation or organization)

                         808 Nelson Street - Suite 1208
                   Vancouver, British Columbia V6Z 2H2, Canada
                    (Address of principal executive offices)

Securities registered or to be registered  pursuant to Section 12(b) of the Act:
     None

Securities registered pursuant to Section 12(g) of the Act:

                         Common Shares Without Par Value
                                (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of capital shares outstanding as of January 20, 2000 was 9,895,833 common shares.

Number of authorized share capital: 25,000,000 common shares without par value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             Yes    X               No

Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17   X          Item 18

                               APAC MINERALS INC.

        The Company's mineral exploration activities described herein are subject to certain risks which may affect the Company's future operating results and financial position. The management of the Company has identified the material risks and uncertainties to include, but not limited to, the following:

(i) Lack of Profitability: Since the Company is in the mineral exploration stage, the Company has experienced increasing net losses since its incorporation (net losses: 1997 $23,387, 1998 $39,563, 1999 $371,812 in Canadian dollars);

(ii) Possible Title Deficiencies: Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties;

(iii) Governmental Regulations: The Company's principal assets and exploration activities are located in Portugal and Argentina, and therefore the Company or its operations could be materially affected by any adverse change in the political or economic stability of those countries, or changes in laws governing foreign investment or currency exchange controls in those countries;

(iv) Low Probability of Production: The Company is only engaged in exploration activities on its properties. The exploration for minerals involves a high degree of risk. Furthermore, even if actual development is begun, there is no assurance that a producing mine will be achieved. In actuality, few properties that are explored are ultimately developed into producing mines;

(v) Need for Additional Capital: The Company has not generated any revenue and cannot predict if or when any revenues will be realized. The Company does not presently have sufficient funding for further exploration of its properties or to fulfil its obligations under applicable property agreements which will require additional capital to carry out its exploration and development programs;

(vi) No Arranged Financing: No assurance can be given that the Company will be able to raise the necessary capital to complete its proposed exploration projects, and in the event that the Company is unable to complete the proposed exploration work, this will have an adverse effect on the Company's business objectives;

(vii) Foreign Exchange Fluctuations: Fluctuations in foreign exchange rates compared to the U.S. or Canadian dollar may adversely affect the Company's operations; to date, all of the Company's activities have been conducted in U.S. dollars and fluctuations in foreign exchange rates have not had a material effect on the Company's operations or financial condition; further, during the period of the Company's exploration activities in Portugal and Argentina, those currencies have not been as volatile as in the period from 1980 to 1995; the Company does not propose to engage in hedging transactions to offset losses caused by foreign currency fluctuations while the Company is in the exploration stage of its development;

(viii) Competition: The mining industry is intensely competitive in all its phases and the Company competes with many companies possessing greater financial resources and technical facilities;

(ix) Need to Retain Key Employees: The Company depends to a large extent on key management personnel, the loss of which could severely impair the Company's business prospects; the Company does not carry key man insurance;

(x) Fluctuating World Markets: The market prices of precious metals have historically fluctuated widely and are affected by numerous global factors beyond the control of the Company;

(xi) U.S. Securities Regulations: The Company's securities are subject to the "penny stock" rules as defined in Rule 3a51-1 of the 1934 Exchange Act. Accordingly, the "penny stock" disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares, because the rules require broker-dealers, in accepting any instructions from clients to acquire their first "penny stock", to obtain documents of their client's financial situation, investment objectives, and investment experience. Further, in accepting the account, the broker-dealer must state why speculative securities are suitable for the client and must obtain the client's signature before an account is actually opened; the broker-dealer must also obtain the client's written approval for the first three transactions, and provide monthly account statements; and

(xii) Future Dilution: In the event the Company is required to issue, additional common shares or determines to enter into joint ventures with other parties in order to raise financing through the sale of equity securities, investors interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

Introduction

APAC MINERALS INC. (the "Company") was incorporated pursuant to the laws of the Province of British Columbia on September 9, 1996. The Company is a junior natural resource company engaged in the acquisition and exploration of mineralized properties. All of the Company's principal resource properties are in the exploration stage. The Company owns or has interests in the mineral properties described below, and intends to explore these properties on its own or through joint ventures and to acquire additional properties worthy of exploration. The Company has not generated any revenues from mining operations, as the Company is in the exploration stage.

The Company's business consists of exploring mineral properties, using modern prospecting methods which include mapping, sampling, geochemical and geophysical surveying, trenching, drilling, and assaying. The results of any exploration program are compiled in technical reports. Based on the results from its exploration work, the management of the Company will determine whether additional exploration work is warranted, and, if so, will design further exploration programs for that particular mineral property. In the event that further exploration work is not warranted based on the results obtained, that mineral property, or a portion thereof, may be abandoned by the Company, or held and maintained for future transfer or sale by the Company.

Once sufficient exploration work has been conducted on any particular mineral property, a feasibility study written by an independent mining engineer or geologist is prepared based on the results of the exploration work, to determine whether the mineral property can be economically placed into commercial production.

At any point in the course of the Company's exploration activities, as an alternative to the Company's further exploration of a mineral property, the Company may sell or joint venture interests in the mineral property with other mining companies for the purposes of the further exploration of the mineral property.

The Company currently employs one fulltime employee, one fulltime independent contractor, and one part time independent contractor. None of the Company's employees or independent contractors belong to labour unions. The Company's exploration and drilling activities in Portugal and Argentina have to date been carried out through independent contractors hired for cash on a project basis in those countries.

The  Company   owns  100%  of  the  issued   equity   shares  of   Prospectus  -
Empreendimentos Mineiros, Ltda., a company incorporated under the laws of Portugal ("PEML"). PEML holds an exploration concession as escrow agent for the Company covering lands located in the Alentejo region, southeast Portugal (the "Portel-Moura-Ficalho Concession"), which comprises an area of approximately 520 km2. The Portel- Moura-Ficalho Concession was granted in 1998 and has a term of two (2) years, with the right to renew for a further three (3) years thereafter.

The Company also owns a forty percent (40%) interest in Arminex S.A., a company incorporated under the laws of Argentina ("Arminex"), which it recently acquired in January, 2000, pursuant to the exercise of a previously granted option to purchase. The Company also holds a second option to purchase a further eleven percent (11%) equity interest in Arminex, and a third option to purchase the remaining forty-nine percent (49%) equity interest in Arminex. Arminex has applied for six exploration concessions totalling 24,000 Ha. in the Catamarca province; has three exploration concessions totalling 9,000 Ha. granted and seven exploration concessions totalling 21,000 Ha. applied for in San Juan province; has 25 exploration concessions totalling 93,000 Ha. granted and six exploration concessions totalling 18,000 Ha. applied for in Mendoza province; has 13 exploration concessions totalling 36,000 Ha. granted in La Pampa province; and has 21 exploration concessions totalling 67,994 Ha. granted and 13 exploration concessions, totalling 57,250 Ha. applied for in the Rio Negro province.

In December, 1999, the Company entered into an agreement with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto") for the further development of the Company's Los Menucos Property, Rio Negro Province, Argentina (see "Description of Business - Rio Tinto Agreement" below for further particulars).

In March, 2000, the Company arranged a private placement of up to 750,000 units (the "Units"), at a price of CDN $0.40 per Unit, to raise gross proceeds of up to CDN $300,000. Each Unit consists of one common share and one-half of a non-transferable share purchase warrant (the "Warrants"). Each full Warrant entitles the holder to acquire one additional common share at a price of CDN $0.85 per share during the first year and at a price of CDN $1.15 per share during the second year from the closing date. A finder's fee of 7.5% of the proceeds from the private placement, payable in Units, will be issued to Reinar Bjornerud, of Sweden, upon closing. The Company deals with Reinar Bjornerud on an arm's length basis. The offering is fully subscribed and will close upon acceptance by the Canadian Venture Exchange. The proceeds from the private placement will be used to finance further exploration work on the Portuguese concession and to provide general working capital to the Company.

The Company's corporate structure can be represented as follows:


                                       APAC Minerals Inc.
     ---------------------------------------------------------------------------
                     100%                                      40%
     ----------------------------------------      -----------------------------
           Prospectus - Empreendimentos                     Arminex S.A.
                 Mineiros,  Ltda.

Since the Company's incorporation on September 9, 1996, the Company acquired an option to purchase eight units of mineral claims located in the Kamloops Mining Division, British Columbia, Canada, known as the "Millenium Property". The Company issued 50,000 common shares and paid $15,000 for the option, and expended $275,257 in Canadian funds for exploration work on the property. The Millenium Property was abandoned during the 1999 fiscal year due to unfavourable exploration results. In 1998, the Company acquired a one hundred percent (100%) undivided interest in an exploration concession located in Alentejo, Portugal, known as the Portel-Moura-Ficalho Concession (more particularly described under the heading "Description of Business - Portel-Moura-Ficalho Concession, Portugal" below). As at November 30, 1999, the Company has spent a total of $268,873 in Canadian funds for exploration work on the Concession. Further, in 1998, the Company also acquired the option to purchase Arminex S.A. described above and more particularly described under the heading "Description of Business
- Acquisition of Equity Interest in Arminex S.A. and Argentina Concessions" below. As at November 30, 1999, the Company has spent $1,407,449 in Canadian funds for exploration work on the Argentina Concessions.

The Company's property acquisitions in Portugal and Argentina, and the exploration and development work carried out on those properties by the Company, are more particularly described below under the heading, "Description of Business".

For fiscal years ended February 28, 1999, 1998 and 1997, the Company expended $357,712, $161,516, and $102,987, respectively, in aggregate exploration costs, and as of the quarter ended November 30, 1999 the Company had $2,186,322 in accumulated deferred development and acquisition costs, in accordance with Canadian generally accepted accounting principles.

In this Registration Statement, all dollar amounts are expressed in Canadian dollars unless otherwise expressly stated.

Glossary of Terms

Ag: the elemental symbol for silver.

alteration: usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

andesite: volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.

anomalous: a value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

anomaly: any concentration of metal noticeably above or below the average background concentration.

anticline: an arch of stratified rock in which the layers bend downward in opposite directions from the crest.

assay: an analysis to determine the presence, absence or quantity of one or more components.

Au: the elemental symbol for gold.

background: traces of elements found in sediments, soils, and plant material that are unrelated to any mineralization and which come from the weathering of the natural constituents of the rocks.

breccia: rocks which are broken by geological forces.

chalcedony: very fine crystalline quartz which may be massive or banded (agate).

chalcopyrite: copper sulfide mineral.

Cretaceous: the geologic period extending from 135 million to 63 million years ago.

Cu: the elemental symbol for copper.

diatreme: volcanic pipe or vent formed by the explosive energy of gas charged magma.

drift:  an  underground  passage,   approximately  horizontal,   often  along  a
mineralized zone.

dyke: a tabular body of igneous rock that has been injected while molten into a fissure.

epidote:  calcium,   aluminum,  iron  silicate  mineral  commonly  occurring  in hydrothermally altered carbonate-bearing rocks.

fault: a fracture in a rock where there has been displacement of the two sides.

fracture: breaks in a rock, usually due to intensive folding or faulting.

g/t or gpt: abbreviations for grams per tonne.

geochemical: relating to or measured from a method of science that deals with the chemical composition of and chemical changes in rocks.

geophysical: relating to or measured from a method of science that deals with the physics of the earth including magnetism, induced polarization, and conductivity of rocks.

gossanous: relating to or identified as decomposed rock or vein material of reddish or rusty color resulting from oxidized pyrites.

grab sample: a sample of selected rock chips collected at random from within a restricted area of interest.

grade: the concentration of each ore metal in a rock sample, usually given as weight percent.

hectare or ha: an area totalling 10,000 square metres.

highly anomalous: an anomaly which is 50 to 100 times average background, i.e. it is statistically much greater in amplitude.

hydrothermal: hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

intrusive: a rock mass formed below earth's surface from magma which has intruded into a pre-existing rock mass.

karst: chemical erosion in limestone and dolomite, causing cavities which are sometimes filled with oxidized material.

kilometre or km: metric  measurement of distance  equivalent to 1,000 metres (or
0.6214 miles).

lenticular: having the shape of a double convex lens.

m: abbreviation for metre.

mineral resource: the estimated quantity and grade of mineralization that is of potential economic merit. A resource estimate does not require specific mining, metallurgical, environmental, price and cost data, but the nature and continuity or mineralization must be understood.

mineralization: usually implies minerals of value occurring in rocks.

ore: a natural aggregated of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

outcrop: means an exposure of rock at the earth's surface.

overburden: a general term for any material covering or obscuring rocks from view.

Pb: the elemental symbol for lead.

porphyry: rock type with mixed crystal sizes, i.e. containing larger crystals of one or more minerals.

ppm: abbreviation for parts per million, and is also equivalent to 1 gram/tonne.

probable or indicated ore: the estimated quantity and grade of all or part of mineralized body for which sufficient information on continuity, extent, grade distribution (mining method, dilution, metallurgical process, mineral recovery, infrastructure, environmental considerations, operating costs and capital costs) is available to form the basis of a study indicating an economically viable operation at long-term forecast average metal prices, but which has not been measured in sufficient detail to allow it to be classified as proven.

propylitic: a rock alteration assemblage comprising calcite, epidote, chlorite, pyrite and other minerals, found typically in the periphery of a hydrothermal system.

proven or measured ore: means the material for which tonnage is computed from dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape, and mineral content are well established.

pyrite: iron sulfide mineral.

quartz: silica or SiO2, a common constituent of veins, especially those containing gold and silver mineralization.

reserve: means that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

silicification: replacement of the constituent of a rock by quartz.

ton: imperial measurement of weight equivalent to 2,000 pounds (as called a "short ton").

tonne: metric measurement of weight equivalent to 1,000 kilograms (or 2,204.6 pounds).

tuff: a rock comprised of fine fragments and ash particles ejected from a volcanic vent.

veins: the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

vuggy: the characteristic of rocks having small unfilled cavities.

Zn: the elemental symbol for Zinc.

                                     PART I

Item 1. Description of Business

Portel-Moura-Ficalho Concession, Portugal

Acquisition

By a binding Letter of Intent dated April 15, 1998, between the Company and EXMINCO Exploration and Mining Investment Company Establishment ("EXMINCO"), the Company acquired from EXMINCO an 100% interest in an exploration concession covering lands located in the Alentejo region, southeast Portugal, known as the "Portel-Moura-Ficalho Concession," which comprises an area of approximately 520 km2 in three separate parcels. The Portel-Moura-Ficalho Concession was granted in 1998 and has a term of two (2) years, with the right to renew for a further three (3) years thereafter. The Portel-Moura-Ficalho Concession will expire on April 17, 2000, and the Company has applied for renewal. As described below, the Company is the sole owner of the Portel-Moura-Ficalho Concession, through its wholly owned Portuguese subsidiary.

In consideration of the acquisition, the Company has paid to EXMINCO a $10,000 non-refundable deposit, and has issued to EXMINCO 2,000,000 common shares in the capital stock of the Company, upon transfer of the Portel-Moura-Ficalho Concession to a wholly-owned subsidiary of the Company incorporated in Portugal under the name Prospectus - Empreendimentos Mineiros, Ltda. ("PEML"). The Company is the operator of the Portel-Moura-Ficalho Concession. In addition, in order to maintain the concession in good standing, the Company is required by the mining laws of Portugal to perform minimum exploration work on the Portel-Moura-Ficalho Concession of approximately US$550,000 by April 17, 2000, and pay a surface tax of US$14,500 per year. The Portuguese government retains a net smelter royalty of no more than 3% on any production from the Portel-Moura-Ficalho Concession. As at August 31, 1999, the Company has expended $243,873 in Canadian money for exploration work on the Portel-Moura-Ficalho Concession, and therefore the Company has not yet met the minimum exploration work requirements of the Portuguese Government. The Company does not intend to spend further funds on this Concession, unless the Company's application to renew the Concession is approved by the Portuguese Government. There are no minimum work requirements under the Portuguese mining law, however, minimum exploration work is specified in each case between the concessionaire and the Portuguese Government by contract, and can normally be renegotiated provided that the concessionaire is actively exploring the property. The Company is currently in discussion with the Portuguese authorities for the purpose of renewing the Portel-Moura-Ficalho Concession. Furthermore, if the exploration concession is extended and if the Company should determine to proceed with a mining development, the Company would need to obtain a mining development permit from the Portuguese authorities, the terms of which are not currently ascertainable.

Location and Geology

The Portel-Moura-Ficalho Concession is located approximately 160 km east-southeast of Lisbon and is accessible via road and all terrain vehicle (see: Figure 1 hereto for the locations of the properties within the Portel-Moura-Ficalho Concession). The area is characterized by gently rolling hills with more rugged relief towards the southwest where the anticlinal structures form hills up to 300 metres. Inside the Concession there is a wide variety of lithologic and stratigraphic units. These units includes sedimentary, metamorphic and igneous rocks from Recent to Precambrian in age. Structurally, three (3) main anticlines run from north-west to south-east from Moura to Ficalho, with a vergency to the southwest, the result of a second folding phase during the Hercynian. The Concession comprises a northwest-southeast striking Cambrian-Ordovician belt of syngenetic carbonate hosted Zn-Pb mineralization which can be followed for more than 60 km.

Previous History and Results of Work

The State Geological Service in Portugal, now known as the Geological e Mineiro ("IGM") conducted drilling during the 1980's and 1990's in the northern part of the Concession (in the Portel District), and outlined a large zinc and lead mineralized area. The lenticular mineralization occurs at shallow depths
(100-200 metres). The Company has analyzed in detail all available drilling data. No significant drill intersections were discovered. Therefore, for the time being, the Portel area will be given lower priority for exploration work.

In the central part of the Concession (in the Moura district), geochemical and geophysical surveys carried out by IGM have revealed several anomalies. Some of these have been tested by widely spaced (200 metres) drill holes resulting in the discovery of the Enfermerias zone at a depth of 300-400 metres.

In the central part of the Concession (in the Moura district), geochemical and geophysical surveys carried out by IGM have revealed several anomalies. Some of these have been tested by widely spaced (200 metres) drill holes resulting in the discovery of the Enfermerias zone at a depth of 300-400 metres.

In the southern part of the Concession (in the Ficalho district) mineralization occurs in two (2) dolomite anticlines. The Serra-Preguica anticline can be followed for 6 km. A limited drilling program conducted by IGM in the north intersected the Carrasca mineralization. Only one limb of the anticline has been tested by drilling, while geochemical and geophysical anomalies conducted by IGM show that both limbs are mineralized.

The parallel anticlines on Ficalho-Andicia can be followed for more than 10 km and contained the most extensive and strongest geochemical anomalies within the Concession. No drilling or trenching program has been carried out on this portion of the property.

In 1998, the Company trenched one of the main geochemical Pb-Zn anomalies near the road in the Palhais area. The trenches totalled 1,326 metres in length, divided into 6 trenches perpendicular to the anomaly. The trenches revealed outcropping gossanous rocks which can be followed for at least 500 metres with maximum width of 75 metres.

The two main intersections gave the following results by sampling: 2.77% Pb, 2.75% Zn over 40 metres including 4.9% Pb, 5.4% Zn over 4 metres and 3.72% Pb, 14.72% Zn over 2 metres, in trench A; and 0.59% Pb, 7.48% Zn over 4 metres, as well as 0.11% Pb, 4.08% Zn over 2 metres in trench B.

A limited drill program of 250 metres tested the depth extension of the mineralization in the trenches. Below 50 metres no further mineralization was encountered. The conclusion is that the mineralization is a karst filling in dolomite. Therefore, no further work is planned in this area.

Proposed Work

A program is now in progress to evaluate all results from the Portuguese government's previous work on the concession. The Company intends to test at least one target with a limited drill program, provided that the Company is successful in obtaining a renewal from the Portuguese government for the Concession as discussed above. The proposed drill program has the following estimated costs:

               Drilling             $60,000
               General exploration
               costs and reports    $20,000
                                    -------
                                    $80,000
                                    =======

Acquisition of Equity Interest in Arminex S.A. and Argentina Concessions

Acquisition

By an Option to Purchase and Shareholders' Agreement dated October 24, 1998, as amended November 27, 1998, February 6, 1999, March 25, 1999, and June 4, 1999 (the "Option Agreement"), between the Company and Arminex S.A., an Argentinean company ("Arminex"), and Lafayette Limited of Kingstown, St. Vincent and Ilmars Gemuts of Mahopak, New York (collectively the "Optionors"), the Company was granted the option to purchase up to an aggregate fifty one percent (51%) equity interest in Arminex, in consideration of the payment of $50,000. In order to earn the first 40% interest in Arminex, the Company was required to expend $650,000 on Arminex's concessions on or before December 14, 1999 (which has been spent), and issue 800,000 shares to the Optionors after filing a technical report acceptable to the Canadian Venture Exchange. The Company has incurred the required exploration expenditures and has issued the 800,000 shares to the Optionors, having filed and received acceptance from the Canadian Venture Exchange for the technical report.

The Company has earned 40% equity interest in Arminex, and now the Company may acquire an additional 11% interest in Arminex by expending a further $1,500,000 on Arminex's concessions in Argentina within the next two year period. In addition, if at any time before December 14, 2003, exploration work on any of the concessions in which Arminex has an interest results in proven and probable reserves equal to or greater than 1,000,000 ounces of gold or gold equivalents, the Optionors shall be entitled to receive a performance bonus calculated at US$5.00 per ounce, which will be paid to the Optionors pro rata based on their then current equity interest (if any) in Arminex. The Company will have the option to pay the performance bonus in US dollars or in free trading common shares of the Company valued at the 30 day weighted average closing price of the Company's shares prior to the date of the public disclosure of the proven and probable reserves.

Under the terms of the latest amendment to the Option Agreement, the Optionors and Arminex have irrevocably granted to the Company the exclusive option to purchase the remaining 49% interest in Arminex, provided of course that the Company has first exercised its options to acquire the first 51% equity interest in Arminex. The Company may exercise the option within 6 months of earning its 51% interest in Arminex by paying to the Optionors the additional sum of $500,000 and issuing to the Optionors a further 5,000,000 common shares of the Company, provided that:

        (i) the average closing price of the common shares of the Company on any public stock exchange which trades the highest volume of such shares for twenty (20) trading days preceding the date of exercise is at least $1.00 per share; and

        (ii) the Company has filed a current Annual Information Form with the British Columbia Securities Commission (which has been filed, but must be updated annually).

The Company's issue of the 5,000,000 common shares is first subject to the prior acceptance for filing by the Canadian Venture Exchange of an independent technical report which establishes a minimum value of not less than $5,500,000 for the remaining 49% equity interest in Arminex. In the event that the Company acquires a 100% interest in Arminex, then any further obligation of the Company to pay the US$5.00/oz performance bonus described above will of course be eliminated.

Arminex has applied for six exploration concessions totalling 24,000 Ha. in the Catamarca province; has three concessions totalling 9,000 Ha. granted and seven concessions totalling 21,000 Ha. applied for in San Juan province; has 25 concessions totalling 93,000 Ha. granted and six concessions totalling 18,000 Ha. applied for in Mendoza province; has 13 concessions totalling 36,000 Ha. granted in La Pampa province; and has 21 concessions totalling 67,994 Ha. granted and 13 concessions, totalling 57,250 Ha. applied for in the Rio Negro province. Each of these areas are discussed in more detail below (see: Figure 2 hereto for the locations of these concessions). Arminex is the sole owner of these concessions and the applications for such concessions.

Location and Geology

Catamarca Concessions

The Catamarca concessions contain Pb-Zn-Ag mineralization, which is believed to be the outer limb of a porphyry system.

These concessions are speculative exploration properties, as to date there has been very little exploration work conducted on these concessions.

San Juan Concessions

The El Leoncito prospect is the principal exploration target within the San Juan concessions. This prospect was first tested in 1969 by the United Nations. It is located 35 km to the southwest of Barreal, in San Juan Province. Access to the prospect is from Barreal along the Pachon Road. The prospect area consists of Permo-Triassic rhyolitic and granitic Choiyoy Formation, intruded by andesitic hornblende porphyry which has been propylitically and physically altered over a 1 km2 surface area. The porphyry is limited by an oval breccia ring dyke 1 km across in the long axis.

The system is cut by NNE fractures superimposed on a northwest set. There is relict disseminated chalcopyrite, pyrite and molybdenite mineralization within altered zones. The alteration consists of sericite, kaolin and silica, and it is irregularly distributed at the surface. The most altered areas contain malachite, turquoise and black limonite with jarosite at the surface. Induced Polarization (I.P.) surveys of the area indicated that there are sulfides at depth (at about 200 metres). Three diamond drill holes were drilled by the United Nations. These did not intersect any mineralization of any significance. Each hole was +/-100 metres deep. One hole (No. 3) contained 40 - 1600 ppm Cu and 6 to 112 grams/tonne Mo. In the Company's view, the location of these holes was not wisely chosen because there was no road network in the area, and each hole was placed where there was easier access.

Argentina Minerals Development S.A., a subsidiary of an Australian resource company, drilled a hole to the east of the prospect, to check out a magnetic anomaly. This drill hole intersected anomalous molybdenum values (i.e. 0.3% Mo) and bornite.

Mendoza and La Pampa Concessions

The Mendoza and La Pampa concessions cover mainly outcropping rocks from the Permo-Triassic Choiyoy Group, which are believed to contain both porphyry and epithermal mineralizations related to young Tertiary intrusives into the Choiyoy group of rocks.

The concessions were claimed based on the above geological relations combined with major alterations. Within the Mendoza and La Pampa Concessions, quartz veins are present on the Chadi Levu prospect, but insufficient sampling has been done to determine their significance.

These concessions are also speculative exploration properties.

Rio Negro Concessions

The Rio Negro concessions comprise Arminex's most interesting properties, and are where Arminex has concentrated most of its previous exploration efforts. The Company also intends to conduct the main part of it's the exploration work for the next six to twelve months on these concessions.

The most promising properties are in the Los Menucos district, which is situated in the centre of Rio Negro Province within the physiographic division of the Somuncura Massif. This plateau consists of a Proterozoic metamorphic basement with younger igneous rocks and complexes above it. The most favourable rocks for mineralization are the Permo-Triassic Choiyoy Formation (and equivalents i.e. Garanilla, Los Menucos and Sierra Colorada Formations). In Rio Negro, the Permo-Triassic Choiyoy and older rocks are intruded by many plutons.

The Los Menucos district has the largest significant concentration of advance argillic altered Choiyoy- age ignimbrites and rhyolites in Argentina. The Company's interpretation of the geology is that much of the alteration is related to the intrusion of rhyolite dome fields below the multitudinous felsic volcanic rocks. Large bodies of phreatic breccias and also hematite-rich hypogene altered zones are associated with this alteration. Characteristic of this alteration regime are vuggy silica, quartz-stockwork, kaolin and pyrophyllite concentrations. The Los Menucos district has potential for acid sulfate (high sulfidation) type gold mineralization. The first significant discovery of this type is Arminex's El Puesto prospect.

The central part of the Los Menucos district is underlain by a thick sequence of Permo-Triassic, Choiyoy age, rhyolite, ignimbrite, dacite and rhyo-dacitic tuff sequences. The area is cut by literally hundreds of east-west trending faults which in many parts control base and precious metal mineralization. The
Permo-Triassic Choiyoy rocks are intruded by granitic and monzonitic plutons. This igneous platform is overlain by Cretaceous and Tertiary (Miocene) basalts. Along the edges of the main basalt flows there are latite-cinder cone fields controlled by north-south trending faults. Potential gold and base metal exploration prospects are located at the intersections of east-west, north-south and north-westerly trending fault trends.

There are many old  workings  (fluorite  and base  metals) next to or within the well developed east-west trending fault systems, which appear to be post-Miocene. The faults cut the younger granitoids, but are covered by younger Tertiary basalt. All mineralization in the Los Menucos district appears to be pre- basaltic in age.

A Landsat image of the Los Menucos district was used to discover new mineralization. All white, whitish blue and cyan anomalies were checked on the ground. One hundred and six anomalies were checked. Of these, six were anomalous, containing alteration and gold mineralization and trace elements. Further fieldwork disclosed a zone 50km long and 10km wide, containing numerous showings of high-sulfidation disseminated gold mineralization. This zone trends from southeast to northwest. The main prospects within this zone are El Puesto (4 sq. km.), Caltrauna, where silification and strong alteration can be seen over an area of 20 sq. km, and Cuya/Aguadita, where new exploration discoveries of mineralization have expanded the potential area to nearly 30 sq. km.

El Puesto Prospect

El Puesto Prospect outcrops over an area comprising 1.5 x 1.5 kms. To the north, the mineralization disappears under a large clay pan (or lake?). Ground magnetic surveys indicate that the bedrock below the "lake" consists of rocks which may be similar to that in the main prospect area. If this is the case, the dimensions of prospect would be increased to 2.1 x 1.5 kilometers. In the south-east sector of the prospect, the mineralization is unconformably overlain by post-mineral ignimbrite and quartz-eye crystal tuff.

The best potential gold mineralization is within the north-central part of the prospect area. It consists of light to dark grey vuggy silica with rare, thin quartz vein networks, interbedded with or ramified with sericite-pyrophyllite-dickite rocks. In some areas the vuggy silica appears to be "dyke-like" and in other areas it forms beds, as if SiO2 rich solutions had replaced a particular lithic or crystal tuff unit. It appears that the original rock type in the prospect area was a rhyolitic or dacitic tuff with quartz-eye crystals. All the rocks have been altered, from advanced argillic in the centre through phyllic to propylitic on the outer margins.

There is much hematite and limonite veining throughout the property; some of which may indicate hypogene oxidation. In the areas where there is much sericite, jarosite coats joint and fracture surfaces. Locally there are limonite/hematite beds and gossans. There is minor alunite in the southern part of the prospect.

The potential gold mineralization is assumed to be very fine-grained, because it is impossible to pan gold in the streams. There is visible gold on the surface, in particular within limonitic vuggy SiO2 units. This gold is extremely fine and occurs as paint on joint surfaces. It may be of supergene origin. The highest gold assays come from hematitic/limonitic gossans in the eastern part of the area. These appear to be within vuggy SiO2 and sericite beds which originally may have been very sulfide-rich. The Ag/Au ratio is 8:1.

The eastern sector is cut by thin rhyolite-dyke swarms. All dykes have wide phyllic alteration halos. It is possible that some of the mineralization is related to these dykes which may originate from rhyolitic domes at depth (below 200 metres).

All of the Company's field data indicate that the best gold values are within the vuggy SiO2 units. Also the SiO2 forms beds, dykes and replacements in quartz-eye crystal tuffs. The Company's interpretation indicates that there may be a folded "favorable bed" target at this prospect. Only further drilling can determine if this is the case.

479 samples were collected for assay. Each sample is a chip composite of individual outcrops, which range in area from four to fifty square metres. Of these samples, 144 assayed an average gold content of 3.51 gpt. The average of all these samples is 5.11 gpt Au. Practically all of the samples contain anomalous gold values. No more than thirty samples contain gold below limits of detection. The areas that do not have outcrop were soil sampled.

The Company completed geophysical surveys at the El Puesto and Caltrauna Prospects in May 1999. A preliminary assessment of the results of the geophysical surveys at El Puesto Prospect indicates that the following general conclusions can be made:

        1. There is a marked magnetic low over the altered parts of the prospect area. This indicates possible hypogene oxidation and destruction of magnetite. This low covers about one square kilometer. Other, smaller magnetic lows have been outlined to the east of the prospect area.

        2. One dipole-dipole line (10 600E) indicates that down to at least 100 metres there is a resistive zone of 250-300 ohm metres. Four strong, SiO2 altered zones can be seen on the pseudo section. They extend down to 100 metres; all these zones correspond to gold mineralization on the surface.

        3. The gradient array survey (data received from about 200 metres below surface) indicates that the prospect area is underlain by a low-resistivity and low-chargeability domain which may be related to a rhyolitic dome at depth.

        4. There is a near surface, strong chargeability and low resistivity anomaly on line 10,400 N. this may represent a thirty metre wide massive sulfide. It is located below the lake. The source of this anomaly can only be determined by drilling.

        5. The strong correlation of magnetic low and resistivity high and chargeability low down to 100 metres indicates that the El Puesto prospect is very anomalous geophysically.

A total of 1,772m of reverse circulation drilling was carried out on El Puesto in August 1999 (see: Figure 3 hereto for the drill hole locations). The purpose of the drilling was to obtain information about gold bearing geological formations. No systematic drilling for size and grade evaluation of potential mineralized zones was intended at this stage.

The drilling results are as follows:


                                                                                             Length of
                        From               To              Length           Au Value         Drillhole
                     ----------           ----            --------          ---------       ----------

      EP 1                0                34                34m             0.96g/t            102m
                      Includes                               12m             1.76g/t
                     ----------           ----            --------          ---------       ----------
      EP 2                2                38                36m             1.30g/t             90m
                      Includes                               24m             1.76g/t
                     ----------           ----            --------          ---------       ----------
                         62                68                 6m             0.91g/t
                      Includes                                2m             1.60g/t
                     ----------           ----            --------          ---------       ----------
      EP 3                0                46                46m             0.20g/t             54m
                     ----------           ----            --------          ---------       ----------
      EP 4               14                56                42m             0.23g/t             78m



                                                                                             Length of
                        From               To              Length           Au Value         Drillhole
                     ----------           ----            --------          ---------       ----------

      EP 5                6                16                10m             0.93g/t           78m
                      Includes                                6m             1.20g/t
                     ----------           ----            --------          ---------       ----------
      EP 6                8                24                16m             0.88g/t           60m
                      Includes                                8m             1.20g/t
                     ----------           ----            --------          ---------       ----------
                         42                48                 6m             1.20g/t
                      Includes                                2m             2.70g/t

EP 7-10 had no significant intersections. Those holes were outside the main zone of alteration and were sited to test an area based on surface sampling. These holes hit less altered rocks with low gold values.
The lengths of these holes were from 40 to 108m.

EP 11 tested a geophysical target more than 1 km outside the main alteration zone. No significant intersection of mineralization was encountered. The length of the drill hole was 40m.


                                                                                             Length of
                        From               To              Length           Au Value         Drillhole
                     ----------           ----            --------          ---------       ----------
      EP 12              20                30                10m             0.86g/t            100m
                      Includes                                4m             1.40g/t
                     ----------           ----            --------          ---------       ----------
      EP 13               2                18                16m             1.00g/t            100m
                     ----------           ----            --------          ---------       ----------
      EP 14          No significant intersections                                                78m
                     ----------           ----            --------          ---------       ----------
      EP 15               0                22                22m             0.56g/t            100m
                      Includes                                4m             1.40g/t
                     ----------           ----            --------          ---------       ----------
      EP 16          No significant intersections                                               100m
                     ----------           ----            --------          ---------       ----------
      EP 17               6                12                 6m             1.60g/t             84m



EP 18 was drilled to test a small vuggy quartz outcrop in the far south of the prospect area, but did not hit any vuggy quartz. No significant intersection of mineralization was encountered. The length of the drill hole was 66m.

EP 19 and EP 20 were located to test soil-covered  geochemical (M.M.I.) anomaly,
at  the  north  end  of  the   prospect   and  did  not  have  any   significant
mineralization. These holes were 102m and 108m long respectively.


                                                                                             Length of
                        From               To              Length           Au Value         Drillhole
                     ----------           ----            --------          ---------       ----------
EP                        4                80                76m             0.50g/t             126
                      Includes                                8m             2.30g/t
                      Includes                                2m             4.50g/t



All holes except EP 21 inclined at -50(degree), EP 21 inclined at -70(degree).

The higher gold values stated above are from vuggy silica intercalated with hematite/goethite. Within the main alteration zone the remaining parts of the holes consist of sericite-illite rock with clay minerals.
This rock is always anomalous in gold, but contains lower values.

Caltrauna Prospect

The Caltrauna Prospect was discovered in March 1999. The Caltrauna Prospect consists of an elliptical, basin shaped, vuggy silica structure 5 km long by 4 km across. The central part of this structure is overlain by ignimbrites and quartz-eye crystal tuff. Preliminary chip sampling (200 samples) from the southern end indicates anomalous gold (average 0.80 g/t Au) with barite (average 1000 grams/tonne barium) and copper (average 300 ppm). Mineralized, altered breccias were discovered along the western edge of the Caltrauna Prospect. Detailed gridding, chip sampling and geological mapping in southern Caltrauna was completed by the end of May 1999. Caltrauna has a weak Landsat anomaly. This is related to the vuggy silica outcrops.

Caltrauna is located 5 kilometres north-west of Puesto Prospect. It is within a circular structure shaped in the form of a Q; its dimensions are 4x5 kms. During May 1999, the southern half of the area (2x2 kms) was gridded and mapped.

Along the western margin of the gridded area there is a concentration of vuggy silica with "cores" of diapiric breccias. These intrusives and the concentration of gold mineralization within the vuggy silica are controlled by two north-westerly trending faults.

The diapiric breccias consist of matrix supported clasts of rhyolitic porphyry, welded tuff and vuggy silica. The breccias are cut by a stockwork of limonitic and silica-rich-veins. The breccias intrude lithic, crystal, airfall tuffs, with quartz and K-spar phenocrysts. The matrix of the breccias and the wall rocks are altered to quartz-sericite, quartz-sericite - pyrophyllite, or quartz-dickite bearing assemblages.

The breccia diatremes intrude up to various stratigraphic levels of the rhyodacitic, quartz crystal, lithic tuffs. Acid solutions emanating from the magmatic fluids related to the breccias have altered certain units within the quartz lithic tuff units. The most common alteration is silicification, and locally argillitisation.

The distribution of SiO2 - rich rocks and geophysical data indicates that there will be SiO2 rich rocks (sometimes with related rhyolite domes) below the extensive crystal-lithic tuff unit.

All samples with anomalous gold contents are related to vuggy silica outcrops. Values come from baryte-bearing, limonitic silica zones.

The Company has completed preliminary reconnaissance magnetic and I.P surveys over southern area of the Caltrauna Prospect. Strong vuggy silica development is related to areas where there is complete destruction of magnetite and where there are strong magnetic lows. Two of these altered areas are:

     o    North-East Caltrauna Grid; and

     o A 500 metre wide 2 km long trending belt north-northwesterly from 10,600 E.

Also,  a   dipole-dipole   survey  along  10,000  N  indicates  that  the  vuggy
SiO2/breccia  units have very high  resistivity  and  higher  than  normal  I.P.
effect.

The August 1999 reverse circulation drill program on the Caltrauna Prospect was carried out to obtain geological information about gold bearing formations. No systematic drilling for size and grade evaluation of potential mineralized zones was intended at this stage (see: Figure 4 for drill locations).
The drilling had the following results:


                                                                                             Length of
                        From               To              Length           Au Value         Drillhole
                     ----------           ----            --------          ---------       ----------
CT 1                      0                10                10m             0.72g/t            100m
                      Includes                                6m             1.10g/t
                     ----------           ----            --------          ---------       ----------
CT 5                     12                32                20m             0.53g/t             78m
                      Includes                                4m             1.34g/t
                     ----------           ----            --------          ---------       ----------
CT 7                     104               114               10m             0.60g/t            120m
                      Includes                                2m             1.20g/t
                     ----------           ----            --------          ---------       ----------
CT 8                      2                30                28m             0.70g/t             96m
                      Includes                                6              1.20g/t
                     ----------           ----            --------          ---------       ----------
CT 9                      4                54                50m             1.40g/t             78m
                      Includes                               12m             2.44g/t


Five holes (CT 2,3,4,6 and 10) had anomalous gold (~0.2g/t), but no significant intersection. The lengths of these holes vary from 72 to 100m.

CT11 was drilled into a silica fragment-rich breccia and contained 22m of 0.2g/t Au.

CT12 through CT17 tested vuggy silica outcrops in a higher "stratigraphic" level than previous drilling and did not encounter significant mineralization.

CT13 and CT18 were drilled to test geophysical resistivity anomalies, but there were no positive results.

The lengths of the holes were from 54m to 96m and inclined at -50(degree). A total of 1,532m of reverse circulation drilling has been carried out on Caltrauna.

As the drilling results from El Puesto Prospect, the higher gold values are from vuggy silica intercalated with hematite/goethite. The silica without vuggy characteristics and the sericite-illite alteration only report lower gold values, but still highly anomalous.

Detail mapping and sampling at Caltrauna has only covered an area of 1.5 sq. km, of which only a small portion has been tested by these drillholes. The Caltrauna prospect covers about 5 sq. km (as defined by abundant silica outcrops). The wider zone with strong alteration and discontinuous silica outcrops covers almost 20 sq. km., which has yet to be mapped and sampled in detail.

Cuya/Aguadita

The Cuya/Aguadita Prospects consist of an original discovery of an approximately 1 sq.km. large silica sinter, anomalous in gold with an underlying breccia stockwork zone.

Recent work has shown widespread alteration and vuggy quartz, similar to El Puesto and Caltrauna over a much larger area (30 sq.km.)

The August 1999 reverse circulation drill program on the Cuya Prospect was carried out to obtain geological information about gold bearing formations. No systematic drilling for size and grade evaluation of potential mineralized zones was intended at this stage (see: Figure 5 for drill locations).
The drilling had the following results:

Six holes were drilled in the southern margin of the prospect on the side of a hill. The hill itself contains the main part of the prospect consisting of a silicified and mineralized breccia (1 1/2 x 1 1/2 km). The results are as follows:


                                                             (m)              (Au)               (m)
                                                          ---------        -----------        ----------
    Hole No.            From               To              Length             Assay           Length of
                                                                                              Drillhole
   ----------         ---------          ------           ---------        -----------        ----------
      CY 1                2                98                96              0.21g/t             132
                      Includes                                2              0.60g/t
   ----------         ---------          ------           ---------        -----------        ----------
      CY 2                0                82                82              0.23g/t             108
                      Includes                                4              0.67g/t
   ----------         ---------          ------           ---------        -----------        ----------
      CY 3                8                62                56              0.22g/t             144
                         98                116               18              0.25g/t
                      Includes                                2              0.9g/t
   ----------         ---------          ------           ---------        -----------        ----------
      CY 4                4                78                74              0.23g/t             130
                      Includes                                4              0.50g/t
                         84                104               20              0.16g/t






   ----------         ---------          ------           ---------        -----------        ----------
      CY 5                4                102               98              0.23g/t             102
                      Includes                                4              0.50g/t
   ----------         ---------          ------           ---------        -----------        ----------
      CY 6               42                66                24              0.15g/t             78



The Company considers these results to be very encouraging, considering that most drill holes had low grade intersections of mineralization, and were located outside the main part of the prospect. The major and central part of the prospect will be covered by future drill programs.

CY to CY5 were on a line covering about 400m distance, while CY6 was located 200m south and further away from the hill.

The holes were all inclined at -50(degree).

A total of 694m reverse circulation drilling has been carried out on Cuya.

Rio Tinto Agreement

By a Share Subscription Agreement dated December 2, 1999, between the Company and Rio Tinto Mining and Exploration Limited ("Rio Tinto"), the Company has issued to Rio Tinto 583,333 common shares at a price of US$1.20 per share to raise US$700,000. The net proceeds from the private placement will be used to fund additional exploration work on the Company's Los Menucos Property, Rio Negro Province, Argentina, which will include diamond drilling of exploration targets on the property during the next eight months. The Company has granted Rio Tinto the right to conclude an option agreement (the "Option Agreement"), to earn up to a 75% undivided interest in one or more of the exploration targets until August 20, 2000.

In order to earn an interest in any target area, Rio Tinto would be required to complete the following exploration expenditures within six years of the anniversary of any Option Agreement which may be executed:

(a) Rio Tinto will earn a 55% undivided interest in each target area by incurring exploration expenditures of US$2,000,000 on the target area;

(b) Rio Tinto can earn an additional 15% undivided interest in each target area by incurring an additional US$8,000,000 in exploration expenditures or by making a decision to develop a mine prior to completion of the US$8,000,000 expenditure;

(c) Rio Tinto can earn an additional 5% undivided interest in each target area by incurring an additional US$10,000,000 in exploration expenditures or by making a decision to develop a mine prior to completion of the US$10,000,000 expenditure.

The field work is expected to commence early in the year 2000, and will include diamond drilling to at least 200 metre depths on a number of the exploration targets.

Proposed Work

On the Menucos project the work up to now has concentrated on the two target areas, El Puesto/Caltrauna in the southeast of the project area and Cuya in the northwest.

During February/March 2000, the Company intends to map and prospect the large area between the above two prospect areas. A program of reverse circulation percussion drilling will start on April 1, 2000 on the two previously identified targets and any new targets discovered by the new mapping and sampling program. This drill program of at least 4000 metres should be completed by June 30, 2000. At least 2000 metres are planned, consisting of diamond drilling in order to identify and clarify mineralized lithologies and structures.

In conjunction with the drilling, further checking of Landstat anomalies within Rio Negro and adjacent provinces will continue. Some reconnaissance work will start on other concessions within Arminex property portfolio. The estimated costs of the proposed drilling and reconnaissance work are as follows:

Estimated Costs

Cost of completing  proposed drill program (included  assaying) $  715,000
Follow up field program with sampling and mapping               $  200,000
Property concession holding costs                               $   60,000
Office and contingencies (in Argentina)                         $   40,000
                                                                ----------
                                                TOTAL:          $1,015,000
                                                                ==========
Plan of Operations

For the remainder of the fiscal year 2000 and for the first six months of the Company's fiscal year 2001, the management of the Company intends to concentrate their efforts on the further exploration of the prospects within the Los Menucos District, Rio Negro Province, Argentina, in accordance with its agreement with Rio Tinto. The balance of the Company's exploration efforts will be devoted to the Company's other concessions in Argentina. The Company intends to pursue anomalies within geological favourable areas which have already been identified by the Company. These exploration targets will be explored by sampling and mapping, and geophysical surveys. Subject to adequate funding, the Company plans to also have several drilling targets ready by early 2001. Subject to adequate funding, the first six months of 2001 fiscal year will be spent on extensive exploration and drilling of these targets, possibly involving other mining companies through joint venture agreements. In the event that the Company's Portuguese Concession is renewed, the Company intends to spend an estimated $80,000 on further exploration work in Portugal.

The management of the Company believes that there will not be adequate funds to cover the proposed exploration work on the Argentine concessions and on the Portel-Moura-Ficalho Concession in Portugal, as more particularly discussed above, for the remainder of the fiscal year and for the first six months of the next fiscal year. The Company proposes to raise additional financing through the sale of equity securities during this period, although there can be no assurance that such funding will be available. However, the reader is referred to the
section   headed   "Introduction" for details of the Company's proposed private placement financing to raise up to CDN $300,000. In the event that future equity financing cannot be raised or the negotiations for joint venture funding are not successful, the Company's operations will be curtailed and this may adversely affect the Company's ability to carry out the required level of expenditures to continue to earn a larger equity interest in Arminex or ultimately to maintain its concessions in good standing under the laws of Argentina or Portugal or both.

Item 2. Description of Property

For a description of the Company's properties, see Item 1, "Description of Business."

Item 3. Legal Proceedings

The Company is not involved in any legal proceedings.

Item 4. Control of The Company

     (a) As far as is known to the Company, it is not directly or indirectly owned or controlled by any other corporation or by the Canadian Government, or any other foreign government.

     (b) The following table sets forth information as at January 20, 2000, the total amount of the Company's Common Shares owned by the Company's officers and directors as a group. The Company knows of no person who owned more than 10 percent of Common Shares.



                                      Number of Shares of          Percent
Name                                  Common Shares Owned          of Class
---------------------------           -------------------          --------
All Officers and directors
as a Group (5 persons)                    1,045,000(1)               10.56%


(1) Of these shares, 750,000 shares were originally deposited in escrow in 1997, and on December 8, 1999, 375,000 shares were released from escrow, leaving a balance of 375,000 shares in escrow. While held in escrow, the escrowed shares may not be sold, pledged, hypothecated or otherwise disposed of until they are released from escrow restrictions. The release of the escrowed shares is subject to the discretion of the regulatory authorities having jurisdiction. Generally, however, 15% of the original number of escrowed shares is released for every $100,000 in exploration expenditures incurred by the Company, not previously applied towards a release.


Item 5. Nature of Trading Market

The common shares of the Company are listed on the Canadian Venture Exchange, which is the principal trading market ("CDNX"), under the symbol APC. The Company intends to make application to quote the common shares of the Company on the over-the-counter bulletin board market administered by the National Association of Securities Dealers Inc. (NASD). No assurance, however, can be given that such application for a quotation on the OTC-BB market will be successful. The Company's common shares have not previously traded in the United States on any recognized stock exchange or market.

As of January 20, 2000, there was one shareholder of record resident in the United States, representing approximately 1.17% of the total issued shares. The Company's common shares are issued in registered form and the percentage of shares reported to be held by record holders in the United States is taken from the records of Pacific Corporate Trust Company in the City of Vancouver, British Columbia, the Registrar and Transfer Agent for the common shares.

The high and low prices expressed in Canadian dollars on the CDNX for the Company's common shares for each quarter for the last two fiscal years, and the first three quarters ended November 30, 1999, are as follows:

                                                      Canadian Venture
                                                          Exchange
                                                     (Canadian Dollars)

1999                                              High                  Low
----------------------------------------         ------               ------

First Quarter ended May 31, 1999                 $1.50                 $0.70
Second Quarter ended August 31, 1999             $1.40                 $0.90
Third Quarter ended November 30, 1999            $0.64                 $0.62

1999-1998                                         High                  Low
----------------------------------------         ------               ------

First Quarter ended May 31, 1998                 $0.75                 $0.50
Second Quarter ended August 31, 1998             $0.85                 $0.50
Third Quarter ended November 30, 1998            $0.65                 $0.50
Fourth Quarter ended February 28, 1999           $0.75                 $0.48

1998-1997                                         High                  Low
----------------------------------------         ------               ------

First Quarter ended May 31, 1997*                 Nil                   Nil
Second Quarter ended August 31, 1997*             Nil                   Nil
Third Quarter ended November 30, 1997            $0.70                 $0.48
Fourth Quarter ended February 28, 1998           $0.65                 $0.48


*    Unable to obtain information during this period.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders.

Foreign Investment and Currency Regulations in Canada

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See Item 7 - "Taxation."

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the Memorandum or Articles of the Company on the right of foreigners to hold or vote the common shares of the Company.

The Investment Canada Act requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Act. Provisions of the Investment Canada Act are complex and any non-Canadian contemplating an investment to acquire control of the Company should consult professional advisors as to whether and how the Investment Canada Act might apply.

For the purposes of the Investment Canada Act, direct acquisition of control means a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. An indirect acquisition of control means a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company carrying on a Canadian business in Canada.

Foreign Investment and Currency Regulations in Portugal

Portugal is a member of the European Union, and Portugal does not impose restrictions on foreign investment in mining. There are no restrictions on foreign currency exchange, but all foreign exchange must be registered or at least submitted to an "after the fact" control by the Bank of Portugal.

The taxation of companies is fixed at a 36.5% rate, with an additional surplus for local authorities of 10% over the 36.5% rate. Dividends paid to non-residents are taxed at a rate of 25% which, in most cases, is withheld at the source. Interest income is taxed at a 20% rate, and royalties and fees at 15%. The current Value Added Tax (VAT) is generally 17%, with some provinces being lower. There is no limitation on the deductibility of foreign expenses, and there are no restrictions on intercompany transactions.

Foreign Investment and Currency Regulations in Argentina

Argentina is part of MERCOSUR, a free trade bloc also including Brazil, Chile, Paraguay and Uruguay. Although there is an officially fixed US dollar-peso exchange rate, there are presently no other restrictions on the exchange of currency or repatriation of profits or capital in Argentina. Foreign investment in mining is encouraged under the Investment Promotion Program, and legislation enacted in 1993 and 1994 providing for special tax incentives. Mining related laws to encourage investment in mining include equal tax treatment for foreign and domestic investors; allowing accelerated depreciation allowances; and the recent implementation of a mining law which guarantees fiscal stability for 30 years after the presentation of a final feasibility study.

Foreign and domestic companies face the same tax liabilities, and Argentine tax law caps the income tax rate at thirty percent (30%). There are no duties on imported equipment, and there is no tax on dividends. Production royalties to the provinces are capped at three percent (3%), with some provinces waiving the royalty entirely.

Item 7. Taxation

Material Canadian Federal Income Tax Consequences

The following is a summary that describes the material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada, Taxation, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

Dividends

Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a Canadian resident corporation that is listed on a prescribed stock exchange, unless the share represents "taxable Canadian property" to the holder thereof. The Company is a Canadian resident corporation and the Canadian Venture Exchange is a prescribed stock exchange for purposes of the ITA. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length owned not less than 25% of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax convention (1980) (the "Treaty") unless the value of such shares is derived principally from real property situated in Canada. However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Consequences

The following is a summary of United States federal income tax considerations material to a holder of Common Shares and who is a United States citizen or resident or a United States domestic corporation who owns the Common Shares as a capital asset ("United States Investor"). This description is not exhaustive of all possible income tax consequences applicable to United States Investors and does not address the tax consequences of United States Investors subject to special provisions of federal income tax law such as tax exempt organizations, trusts and significant shareholders. Prospective investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effects of state, local or foreign tax laws to which they may be subject.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, court decisions and current administrative rulings and pronouncements of the United States Internal Revenue Service ("IRS") that are currently applicable, all of which are subject to change, possibly with retroactive effect. There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof will not adversely affect the tax consequences discussed herein. Investors are advised to consult their own tax advisors regarding the tax consequences of acquiring, holding or disposing of the Common Share in light of their particular circumstances.

Basis. A United States Investor will have a basis in the Common Share equal to his or her purchase price for United States federal tax purposes.

Dividends. Cash dividends paid out of the Company's current and accumulated earnings and profits to a holder of Common Share who is a United States Investor will be taxed as ordinary income for United States federal income tax purposes. Cash distributions in excess of the current and accumulated earnings and profits of the Company will first be treated, for United States federal income tax purposes, as a nontaxable return on capital to the extent of the United States Investor's basis in the Common Share and then as gain from the sale or exchange of a capital asset.

As discussed above in "Material Canadian Federal Income Tax Considerations," such dividends generally will also be subject to a Canadian withholding tax. The deduction for dividends received which is usually available to corporate shareholders is generally not available for dividends paid from a foreign corporation such as the Company. Pursuant to Sections 164 and 901 of the Code, a United States Investor may generally elect, for U.S. federal income tax purposes, to claim either a deduction from gross income for such Canadian withholding taxes or a credit against its United States federal income taxes with respect to such Canadian taxes. The choice of taking a deduction or claiming a credit is up to the taxpayer.

In general, a United States Investor, other than a shareholder owning 10% or more of the voting power of the Company, will be entitled to claim a foreign tax credit only for taxes, if any, imposed on dividends paid to such United States Investor (such as withholding taxes) and not for taxes, if any, imposed on the Company or on any entity in which the Company has made an investment. The amount of the foreign tax credit that may be claimed is limited to that proportion of the tax against which the credit is taken that the holder's taxable income from non-United States sources bears to the holder's entire taxable income for that taxable year. The foreign tax credit limitation is applied separately to different categories of income. Generally, for purposes of applying such foreign tax credit limitations, dividends are included in the passive income category.

Dispositions of Common Shares. Subject to the discussion below of the consequences of the Company being treated as a Passive Foreign Investment Company or a Foreign Investment Company, gain or loss realized by a United States Investor (other than a 10-percent shareholder of the Company) on the sale or other disposition of Common Share will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between such United States Investor's basis in the Common Share and the amount realized on the disposition. In general, such capital gain or loss will be long-term capital gain or loss if the United States Investor has held the Common Shares for more than one (1) year at the time of the sale or exchange. In general, gain from a sale, exchange or other disposition of the Common Share by a United States Investor will be treated as U.S. source income.

Special United States Federal Income Tax Considerations

Passive Foreign Investment Company. The Company believes that it is a passive foreign investment company ("PFIC") for United States federal income tax purposes with respect to a United States Investor. The Company will be a PFIC with respect to a United States Investor if, for any taxable year in which such United States Investor held the Company's shares, either (i) at least 75% of the gross income of the Company for the taxable year is passive income, or (ii) at least 50% of the Company's assets are attributable to assets that produce or are held for the production of passive income. In each case, the Company must take into account a pro rata share of the income and the assets of any company in which the Company owns, directly or indirectly, 25% on more of the stock by value (the "look-through" rules). Passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived from the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets that produce passive income. As a non-publicly held (for United States Federal income tax purposes), non-CFC, the Company would apply the 50% asset test based on the value of the Company's assets.

Because the Company is a PFIC, unless a United States Investor who owns shares in the Company elects (a section 1295 election) to have the Company treated as a "qualified electing fund" (a "QEF") as described below, the following rules will apply:

        1. Distributions made by the Company during a taxable year to a United States Investor who owns shares in the Company that are an "excess distribution" (defined generally as the excess of the amount received with respect to the shares in any taxable year over 125% of the average received in the shorter of either the three previous years or such United States Investor's holding period before the taxable year) must be allocated ratably to each day of such shareholder's holding period. The amount allocated to the current taxable year and to years when the corporation was not a PFIC must be included as ordinary income in the shareholder's gross income for the year of distribution. The remainder is not included in gross income but the shareholder must pay a deferred tax on that portion. The deferred tax amount, in general, is the amount of tax that would have been owed if the allocated amount had been included in income in the earlier year, plus interest. The interest charge is at the rate applicable to deficiencies in income taxes.

        2. The entire amount of any gain realized upon the sale or other disposition of the share will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.

A shareholder that makes a section 1295 election will be currently taxable on his or her pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The shareholder's basis in his or her shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the shares and will not be taxed against as a distribution to the shareholder.

A shareholder may make a section 1295 election with respect to a PFIC for any taxable year of the shareholder (shareholder's election year). A section 1295 election is effective for the shareholder's election year and all subsequent taxable years of the shareholder. (In temporary regulations, Treasury provides procedures for both retroactive and protective elections). Once a section 1295 election is made it remains in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the section 1295 election previously made is still valid and the shareholder is required to satisfy the requirements of that election. Once a shareholder makes a section 1295 election, the shareholder may revoke the election only with the consent of the Commissioner.

If the shareholder makes the section 1295 election for the first tax year of the Company as a PFIC that is included in the shareholder's holding period, the PFIC qualifies as a pedigreed QEF with respect to the shareholder. If a QEF is an unpedigreed QEF with respect to the shareholder, the shareholder is subject to both the non-QEF and QEF regimes. Certain elections are available which enable shareholders to convert an unpedigreed QEF into a pedigreed QEF thereby avoiding such dual application.

A shareholder making the section 1295 election must make the election on or before the due date, as extended, for filing the shareholder's income tax return for the first taxable year to which the election will apply. A shareholder must make a section 1295 election by completing Form 8621; attaching said Form to its federal income tax return; receiving in the Form the information provided in the PFIC Annual Information Statement or if the shareholder calculated the financial information, a statement to that effect; and filing a copy of the Form with the Philadelphia Service Center. As provided in IRS Notice 88-125, the PFIC Annual Information Statement must include the shareholder's pro rata shares of the ordinary earnings and net capital gain of the PFIC for the PFIC's taxable year or information that will enable the shareholder to calculate its pro rata shares. In addition, the PFIC Annual Information Statement must contain information about distributions to shareholders and a statement that the PFIC will permit the shareholder to inspect and copy its permanent books of account, records, and other documents of the PFIC necessary to determine that the ordinary earnings and net capital gain of the PFIC have been calculated according to federal income tax accounting principles. Temporary regulations have recently clarified that a shareholder may obtain the books, records and other documents of the foreign corporation necessary for the shareholder to determine the correct earnings and profits and net capital gain of the PFIC according to federal income tax principles and calculate the shareholder's pro rata shares of the PFIC's ordinary earnings and net capital gain. In that case, the PFIC must include a statement in its PFIC Annual Information Statement that it has permitted the shareholder to examine the PFIC's books of account, records, and other documents necessary for the shareholder to calculate the amounts of ordinary earnings and net capital gain.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or inclusions under a QEF.

Controlled Foreign Corporations. Sections 951 through 964 and Section 1248 of the Code relate to controlled foreign corporations ("CFCs"). A foreign corporation that qualifies as a CFC will not be treated as a PFIC with respect to a shareholder during the portion of the shareholder's holding period after December 31, 1997, during which the shareholder is a 10% United States shareholder and the corporation is a CFC. (The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to shareholders that are less than 10% United States shareholders).

The 10% United States shareholders of a CFC are subject to current U.S. tax on their pro rata shares of certain income of the CFC and their pro rata shares of the CFC's earnings invested in certain U.S. property. The effect is that the CFC provisions may impute some portion of such a corporation's undistributed income to certain shareholders on a current basis and convert into dividend income some portion of gains on dispositions of stock which would otherwise qualify for capital gains treatment.

The Company does not believe that it will be a CFC. Even if the Company were classified as a CFC in a future year, however, the CFC rules referred to above would apply only with respect to 10% shareholders.

Personal Holding Company/Foreign Personal Holding Company/Foreign Investment Company. A corporation will be classified as a personal holding company (a "PHC") if at any time during the last half of a tax year (i) five or fewer individuals (without regard to their citizenship or residence) directly or indirectly or by attribution own more than 50% in value of the corporation's stock and (ii) at least 60% of its ordinary gross income, as specially adjusted, consists of personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). A PHC is subject to a United States federal income tax of 39.6% on its undistributed personal holding company income (generally limited, in the case of a foreign corporation, to United States source income).

A corporation will be classified as a foreign personal holding company (an "FPHC") and not a PHC if at any time during a tax year (i) five or fewer individual United States citizens or residents directly or indirectly or by attribution own more than 50% of the total combined voting power or value of the corporation's stock and (ii) at least 60% of its gross income consists of foreign personal holding company income (defined generally to include dividends, interest, royalties, rents and certain other types of passive income). Each United States shareholder in a FPHC is required to include in gross income, as a dividend, an allocable share of the FPHC's undistributed foreign personal holding company income (generally the taxable income of the FPHC, as specially adjusted).

A corporation will be classified as a foreign investment company (an "FIC") if for any taxable year it (i) is registered under the Investment Company Act of 1940, as amended, as a management company or share investment trust or is engaged primarily in the business of investing or trading in securities or commodities (or any interest therein) and (ii) 50% or more of the value or the total combined voting power of all the corporation's stock is owned directly or indirectly (including stock owned through the application of attribution rules) by United States persons. In general, unless an FIC elects to distribute 90% or more of its taxable income (determined under United States tax principles as specially adjusted) to its shareholders, gain on the sale or exchange of FIC stock is treated as ordinary income (rather than capital gain) to the extent of such shareholder's ratable share of the corporation's earnings and profits for the period during which such stock was held.

The Company believes that it is not and will not be a PHC, FPHC or FIC. However, no assurance can be given as to the Company's future status.

U.S. Information Reporting and Backup Withholding. Dividends are generally subject to the information reporting requirements of the Code. Dividends may be subject to backup withholding at the rate of 31% unless the holder provides a taxpayer identification number on a properly completed Form W-9 or otherwise establishes an exemption.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the United States Investor's federal income tax liability.

Filing of Information Returns. Under a number of circumstances, a United States Investor acquiring shares of the Company may be required to file an information return at the Internal Revenue Center where they are required to file their tax returns with a copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

Item 8. Selected Financial Data

The selected consolidated unaudited financial data has been derived from the financial statements of the Company and has been prepared in accordance with Canadian generally accepted accounting principles. This data should be read in conjunction with the Company's consolidated financial statements and the related notes thereto presented elsewhere in this Registration Statement and with "Management's Discussion and Analysis of Financial Conditions and Results of Operations." Differences in generally accepted accounting principles in Canada and those in the U.S. for the Company are disclosed in Note 9 to the consolidated financial statements.


                               APAC Minerals Inc.
                              (in Canadian dollars)


                                                           Fiscal Period Ended
                               ------------------------------------------------------------------------

                                   Nine           Nine
                                  Months         Months                                       September
                                   Ended          Ended       Year Ended      Year Ended      9, 1996 to
                                 November       November     February 28,    February 28,    February 28,
                                 30, 1999       30, 1998         1999            1998            1997
                              -------------   ------------  --------------  -------------  ---------------

Summary of Operations:

Revenue
  Share of income (loss) of
  affiliated company net of
  withholding taxes                    Nil            Nil             Nil              Nil             Nil

Interest and miscellaneous
  income                      $     18,704   $       6,856   $      7,474    $       4,207             Nil
                              -------------  -------------  --------------   -------------

                              $     18,704   $       6,856   $      7,474    $       4,207             Nil

Expenses
  General and administrative  $    316,477   $     47,887    $     76,529    $      43,770   $      23,387
                              -------------  -------------  --------------   -------------   --------------

Operating Income (loss)       $   (297,773)  $    (41,031)   $    (69,055)   $     (39,563)  $     (23,387)


                               APAC Minerals Inc.
                              (in Canadian dollars)


                                                    Fiscal Period Ended
                               ------------------------------------------------------------------------

                                   Nine           Nine
                                  Months         Months                                       September
                                   Ended          Ended       Year Ended      Year Ended      9, 1996 to
                                 November       November     February 28,    February 28,    February 28,
                                 30, 1999       30, 1998         1999            1998            1997
                              -------------   ------------  --------------  -------------  ---------------


Write off of mineral
 interests                               -    $ (302,757)       (302,757)             -               -
                              -------------   ------------  --------------  -------------  ---------------


Net Income (loss)              $  (297,773)   $  (343,788)   $  (371,812)    $  (39,563)   $     (23,387)
                              -------------   ------------  --------------  -------------  ---------------


Income (loss) per share        $     (0.04)   $     (0.09)   $     (0.09)    $    (0.02)   $       (0.01)
                              =============   ============  ==============  =============  ===============

Balance Sheet Data:

Total assets                   $ 2,427,710    $   812,162    $   942,013     $  719,668     $    301,387

Cash and term deposits         $   213,177    $    87,388    $    61,244     $  399,159     $    162,758

Note payable                             -              -    $   150,000              -                -

Shareholders' equity           $ 2,417,018    $   812,162    $   784,138     $  655,950     $    284,113



U.S. generally accepted accounting principles ("US GAAP") require that exploration costs of mineral interests be expensed during the period incurred, and cannot be deferred and capitalized until there is evidence of economically recoverable resources, as permitted under Canadian generally accepted accounting principles. Accordingly, the Company's exploration costs incurred for mineral interests will not be capitalized for U.S. GAAP as the Company is at present exploring its properties for economically recoverable ore reserves. The effect of the write-off of these exploration costs is presented in Notes 9(a) and 9(b) of the consolidated financial statements. U.S. GAAP would classify deferred exploration costs as operating activities, as opposed to investment activities under Canadian GAAP.

In addition, U.S. GAAP require that the fair value of any escrowed shares at the time they are released from escrow should be recognized as a charge to income as a compensation expense. There were no escrowed shares released from escrow during the periods as presented in the consolidated financial statements of the Company to November 30, 1999. Subsequent to November 30, 1999, and on December 8, 1999, 375,000 escrowed shares were released from escrow, and therefore their fair value of Cdn.$165,000 would be charged to income as a compensation expense for the next fiscal year ended February 29, 2000. As any escrowed shares which have not been released from escrow on or before October 3, 2007 will be cancelled, they are excluded from the calculation of the weighted average number of shares for purposes of loss per share under U.S. GAAP. The effect of the exclusion of the escrowed shares on the Company's financial statements is presented in Note 9(b) of the consolidated financial statements.

Under Accounting Principles Board No. 25 "Accounting for Stock Issued to Employees" and related interpretations, when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Note 9(e) to the consolidated financial statements sets out the reconciliation for the calculation of net loss and loss per share as if compensation costs for the stock options had been determined based on the fair value at the date of grant.

The following table presents the Company's selected financial data adjusted in accordance with US GAAP, after taking into consideration the above described differences in Canadian generally accepted accounting principles:



                               APAC Minerals Inc.
                              (in Canadian dollars)


                                                    Fiscal Period Ended
                               ------------------------------------------------------------------------

                                   Nine           Nine
                                  Months         Months                                          September
                                   Ended          Ended          Year Ended      Year Ended      9, 1996 to
                                 November       November        February 28,    February 28,    February 28,
                                 30, 1999       30, 1998            1999            1998            1997
                               -------------  -------------    --------------  -------------  ---------------

Summary of Operations:

Revenue
  Share of income (loss) of
  affiliated company net of
  withholding taxes                    Nil             Nil              Nil            Nil               Nil

Interest and miscellaneous
  income                      $     18,704    $      6,856     $      7,474    $     4,207    $            0
                               -------------  -------------    --------------  -------------  ---------------

                              $     18,704    $      6,856     $      7,474    $     4,207                 0

Write off of mineral
 interests                    $          0    $   (302,757)    $   (302,757)   $         0                 0
                               -------------  -------------    --------------  -------------  ---------------


Expenses
  General and administrative   $   316,477    $     47,887     $     76,529    $    43,770    $       23,387
                               -------------  -------------    --------------  -------------  ---------------

Operating Income (loss)        $  (297,773)   $   (343,788)    $   (371,812)   $   (39,563)   $      (23,387)

Write off of mineral interests
to adjust to US GAAP           $(1,329,364)   $   (411,870)    $   (564,955)   $  (161,516)   $     (130,487)
                               -------------  -------------    --------------  -------------  ---------------

Net Income (loss) US GAAP      $(1,627,137)   $   (755,658)    $   (936,767)   $  (201,079)   $     (153,874)
                               -------------  -------------    --------------  -------------  ---------------

Income (loss) per share        $     (0.24)   $      (0.23)    $      (0.27)   $     (0.14)   $        (0.13)
                               =============  ============     ==============  =============  ===============


                               APAC Minerals Inc.
                              (in Canadian dollars)

                                                    Fiscal Period Ended
                               ------------------------------------------------------------------------
                                   Nine           Nine
                                  Months         Months                                          September
                                   Ended          Ended         Year Ended      Year Ended      9, 1996 to
                                 November       November        February 28,    February 28,    February 28,
                                 30, 1999       30, 1998            1999            1998            1997
                               -------------  -------------    --------------  -------------  ---------------

Balance Sheet Data:

Total assets US GAAP          $    241,388     $    108,289    $    85,055     $   427,665      $   170,900

Cash and term deposits        $    213,177     $     87,388    $    61,244     $   399,159      $   162,758

Note payable                             -                -    $   150,000               -                -

Shareholders' equity          $    230,696     $    108,298    $   (72,820)    $   363,947      $   153,626



Exchange Rate Information

The following table sets forth information as to the period end, average, high and low exchange rates for Canadian Dollars and U.S. dollars for the periods indicated, based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian $ = U.S. $1).


Year Ended:          Period
February 28            End                Average               High                  Low
-----------          ------               -------              ------                ------

1997                 1.3670               1.3617               1.3310                1.3775
1998                 1.4236               1.4032               1.3649                1.4637
1999                 1.5090               1.5010               1.4075                1.5770


Period Ended:        Period
 August 31            End                 Average              High                   Low
-------------        ------               -------              ------                ------

1998                 1.5745               1.4490               1.3713                1.5770
1999                 1.4965               1.5055               1.4512                1.5570


Period Ended:        Period
 March 10             End                 Average              High                   Low
-----------          ------               -------              ------                ------

2000                 1.4575               1.4652               1.4350                1.4952


Although the Company carries out exploration activities in Portugal and Argentina, all of its option payments or other material commitments are payable in either Canadian or U.S. dollars. The Company currently has no operating income from sources in either Portugal or Argentina.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discusses the Company's financial condition and results of operations based upon the Company's consolidated financial statements which have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Item 8 above and Note 9 to the Company's consolidated financial statements which discuss differences between Canadian and U.S. generally accepted accounting principles.

Results of Operations

Nine Month Period Ended November 30, 1999, Compared to the Nine Month Period Ended November 30, 1998

Revenues. Interest income was $18,704 for the period ended November 30, 1999, compared to $6,856 in interest income for the period ended November 30, 1998.

Expenses. General and administrative expenses for the period ended November 30, 1999, were $316,477, compared to $47,887 for the same period ended November 30, 1998. The increase in expenses during this period is primarily due to the increased exploration activities of the Company in Argentina, the largest increase being legal fees and expenses which increased from $15,246 to $107,278, followed by administration costs which increased from $12,196 to $61,245, office expenses which increased from $4,061 to $40,117, and regulatory filing and due diligence fees which increased from $3,950 to $23,889, during the period. Travel expenses increased from $8,626 to $35,812 during the period.

Net Loss. The Company incurred a net operating loss of $297,773 during the period ended November 30, 1999, compared to a net operating loss of $41,031 for the period ended November 30, 1998. The increase in general and administrative expenses is primarily due to the increase in exploration activities of the Company during the last 12 months. General and administrative expenses will tend to increase or decrease according to the level of exploration activity of the Company during the period. The net loss in 1998 was increased to $343,788, due to the write-off of the $302,757 in exploration and acquisition costs for the Millenium Property, British Columbia, which was abandoned by the Company.

Year Ended February 28, 1999, Compared to the Year Ended February 28, 1998

Revenues. Interest income was $4,207 in fiscal 1998, and increased to $7,474 in fiscal 1999.

Expenses. General and administrative expenses for the fiscal year ended February 28, 1999, increased by $32,759 from $43,770 in fiscal 1998 to $76,529 in fiscal 1999. The increase in expenses is primarily due to the increased property acquisition and exploration activities of the Company in Portugal, the largest increase being administration costs which increased from $3,000 to $12,000, followed by regulatory filing and due diligence fees which increased from $9,933 to $13,952, and legal fees and expenses which increased from $17,877 to $19,381, during the last fiscal year. Travel expenses increased from $4,546 to $10,516 during the last fiscal year.

Net Loss. The Company incurred a loss of $371,812 for the year ended February 28, 1999, compared to a net loss of $39,563 for the year ended February 28, 1998. The increase in net loss was primarily due to the write-off of $302,757 in acquisition and exploration expenses, incurred by the Company on the Company's Millennium Property which was located in British Columbia, Canada. The Millennium Property was written-off due to poor exploration results.

Year Ended February 28, 1998 Compared to the Year Ended February 28, 1997

Revenues.  Interest income was $4,207 in fiscal 1998, and Nil in fiscal 1997.

Expenses. General and administrative expenses for the fiscal year ended February 28, 1998, increased by $20,383 from $23,387 in fiscal 1997 to $43,770 in fiscal 1998. This increase was due primarily to the increased exploration activity of the Company during fiscal 1998.

Net Loss. The Company incurred a loss of $39,563 in fiscal 1998, compared to a net loss of $23,387 in fiscal 1997 (September 9, 1996 to February 28, 1997). The increase in net loss is primarily due to the fact that the expenses for the fiscal year ended February 28, 1997 do not reflect a full year of operating activity, being less than a six month period.

Liquidity and Capital Resources

The Company owns exploration concessions in Portugal and an option to acquire an equity position in a company which owns exploration concessions in Argentina (see: "Description of Business" herein). At this time, the Company has no substantial revenues, and does not anticipate any substantial revenues until the Company is able to place into production and operate a mineral property as a mine, or the Company is able to sell all or a portion of its mineral properties to a major mining company. The Company will need additional funds to develop any potential mine. Historically, the Company has raised funds through equity financings consisting of the exercise of outstanding options and the issuance of common shares and warrants to fund its operations and provide working capital for its subsidiaries. It is anticipated that the Company will finance its operations and those operations of its subsidiaries through future equity financings or through funding from joint venture participants.

During fiscal year 2000, the Company believes that it will need approximately $1,500,000 for its operations and exploration activities. The Company intends to meet this requirement through its existing working capital, equity financing and funding from joint venture participants. The exploration and development work will primarily be on the Company's Argentine properties. No assurance can be given that the Company will be able to raise the necessary capital to complete its proposed exploration projects. In the event that the Company is unable to complete the proposed exploration work, this will have an adverse effect on the Company's business objectives. In the event the Company decides to mine its properties after establishing economic ore, if any, it may be necessary to raise additional funds beyond those previously indicated. The Company's planned exploration and development work is estimated as follows:

Los Menucos Project with Rio Tinto, including diamond drilling     $1,015,000

Exploration work on Portel-Moura-Ficalho Concession,
Portugal including drilling                                        $   80,000

Reserve for general working capital                                $  405,000
                                                                   ----------
                                                                   $1,500,000
                                                                   ==========

No assurance can be given that the Company will be able to raise the necessary capital to complete its proposed exploration projects. However, the exploration work on the Los Menucos Project has been funded by the private placement with Rio Tinto. In the event that the Company is unable to complete the proposed exploration work, this will have an adverse effect on the Company's business objectives. In the event the Company decides to conduct additional exploration work, or to mine its properties after establishing economic mineralization, if any, it will be necessary to raise additional funds beyond those previously indicated.

The Company expects it will reach the required exploration expenditures to earn its 51% interest in Arminex, upon completion of the exploration and drilling program on the Los Menucos Project on or before August, 2000. Based on the results of the exploration work, the Company will need to make a decision regarding the exercise of the third option to purchase the remaining 49% interest in Arminex by the issuance of 5,000,000 common shares (see "Description of Business - Acquisition of Equity Interest in Arminex S.A. and Argentina Concessions").

In regards to the Company's Portuguese Concession, the management of the Company is currently in discussions with Portuguese officials for a renewal of the Concession, and accordingly, any further exploration work on the Portuguese Concession is subject to the renewal application being successful. In the event that the terms of the Concession are extended, the Company's long term commitment to the Concession will depend upon the results of the exploration work (see: "Description of Business - Portel- Moura-Ficalho Concession, Portugal").

As of February 28, 1999 and February 28, 1998, the Company's working capital (deficit) was ($73,655) and $362,903, respectively. The decrease in working capital during fiscal 1999 being related to the exploration work which was carried out by the Company during the last fiscal year. As at November 30, 1999 and November 30, 1998, the Company's working capital was $221,137 and $107,323 respectively. The increase in working capital during this interim period, being related to the equity financing activities of the Company.

Cash used for operating activities of the Company totalled $120,202 during the year ended February 28, 1999, as compared to cash used for operating activities of $12,255 during the year ended February 28, 1998. Cash provided by financing activities for the year ended February 28, 1998, was $411,400. During the fiscal year ended February 28, 1999, the Company received a loan of $150,000, bearing interest at 12% per annum. Cash used in investing activities for the year ended February 28, 1999, amounted to $367,712 primarily related to mineral property acquisitions in Portugal and the exploration of the Company's mineral property interests, and for the year ended February 28, 1998, cash used in investing activities amounted to $162,744 primarily related to the exploration of the Company's mineral property interests.

Cash used for operating activities of the Company totalled $289,475 for the nine months ended November 30, 1999, as compared to $96,144 for the same period in 1998. During the nine months ended November 30, 1999, the Company raised $1,930,653, net of share issuance costs. Part of the proceeds was used to repay the $150,000 loan received during the year ended February 28, 1999. The Company raised $500,000 from financing activities for the nine months ended November 30, 1998.

During the nine months ended November 30, 1999, the Company expended $1,329,364 in exploration expenditures ($71,000 on the property in Portugal and $1,258,364 on the properties in Argentina), as compared to $205,627 expended during the same period in 1998 for exploration work. During the nine months ended November 30, 1999, the Company expended no funds on property acquisitions compared to $510,000 in deemed expenditures for acquisitions in the same period ended
November 30, 1998 (this figure includes 2,000,000 shares issued at a deemed price of $0.25 per share for the acquisition of the Portuguese Concession). As at November 30, 1999, the Company had a working capital balance of $221,137.

The Company does not believe that inflation will affect the Company's operations at this stage of its development.

Subsequent to November 30, 1999, the Company raised approximately $1,015,000 pursuant to a private placement of common shares with Rio Tinto (see "Description of Business - Rio Tinto Agreement"). The proceeds from the private placement with Rio Tinto is reserved for further exploration and drilling work on the Los Menucos Project in Argentina. Since the Company is still in the exploration/development stage, it has to rely mainly on equity financing to fund its future operating and exploration activities or third party financing through joint ventures with other companies.

Impact of Recently Issued Accounting Standards

The Company's management does not anticipate that U.S. accounting standards which have been issued but not yet adopted will have a material impact on the Company's financial position, in its current stage of mineral exploration activities.


Item 10. Directors and Officers of The Company


Name and Position
with Company                   Principal Occupation          Term of Office       Office Held Since
-------------------------     -----------------------------  ---------------     ------------------

Tore Birkeland                 Director of Naneco Minerals       Annual                  1997
                               Ltd.; Director of Poplar      Shareholders
President and Director         Resources Ltd.; Previously,   Meeting in 2000
                               President and a Director of
                               Zappa Resources Ltd.;
                               Managing Director of
                               Prominex S.A., a mineral
                               exploration company;
                               Previously a self-employed
                               Consulting Geologist




Name and Position
with Company                   Principal Occupation          Term of Office       Office Held Since
-------------------------     -----------------------------  ---------------     ------------------

Don H.C. Ho(1)                 President and Chief               Annual                 1996
                               Executive Officer of CPAC     Shareholders
Director                       (Care) Holdings Ltd.;         Meeting in 2000
                               President of Trans City
                               Properties Ltd.; Previously
                               an Associate of Vancity
                               Estates Ltd., both real estate
                               related companies.
                               Previously President and
                               Director of Transtech
                               Industries Inc. and Director
                               of Native Strategic
                               Investments Ltd.

Joanne Yan(1)                  Vice-President and Director        Annual                1996
                               of CPAC (Care) Holdings       Shareholders
Director, Vice-President and   Ltd., a developer and         Meeting in 2000
Secretary                      operator of senior housing;
                               President and Director of
                               Joyco Consulting Services
                               Inc., a corporate finance and
                               investment consulting firm;
                               Previously a Director of
                               Transtech Industries Inc.,
                               Pacific Star Resources Inc.
                               and Desert Holdings Inc.

Stephen D. Alfers              Attorney-at-Law, Partner          Annual                 1999
                               Alfers & Carver, LLC.         Shareholders
Director                                                     Meeting in 2000

Sven-Erik Setterberg           Mining financier; Director        Annual                 1999
                               of EuroZinc Mining Corp.      Shareholders
Director                       from 1996 to April, 1999,     Meeting in 2000
                               President, Arminex S.A.
                               from 1996 to present
=============================================================================

(1)     Member of the Audit Committee.




The last annual meeting of shareholders was held on June 16, 1999, at which time all directors were re-elected and officers were re-appointed.

In regards to the executive officers of the Company, Tore Birkeland, President, serves the Company is this capacity on a part time basis, and devotes approximately three quarters of his time to the affairs of the Company. The Secretary, Joanne Yan, serves the Company in this capacity on a full time basis.

Some of the directors and officers of the Company are also directors or officers of other exploration companies as disclosed in the table above. Accordingly, it is possible that certain opportunities may be offered to both the Company and to such other companies, and further that those other companies may participate in the same opportunities in which the Company has an interest. In exercising their powers and performing their functions, the directors and officers of the Company are required by law to act honestly and in good faith and in the best interests of the Company, and to exercise the care, diligence and skill of a reasonably prudent person. Every director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the Company, must disclose the nature and extent of his interest at a meeting of the directors. Every such director must account to the Company for any profit made as a consequence of the Company entering into or performing the proposed contract or transaction, unless he discloses his interest and, after his disclosure, the proposed contract or transaction is approved by the directors and he abstains from voting on the approval of the proposed contract or transaction.

Item 11. Compensation of Directors and Officers

The following table sets forth particulars concerning the compensation of the executive officers as defined in Form 41 prescribed by the "Regulations" under the Securities Act of the Province of British Columbia for the Company's financial year ended February 28, 1999, and for the interim period ended January 31, 2000.

The Company has one executive officer, Tore Birkeland, President of the Company.


                           Summary Compensation Table

                                                                                          Long-Term Compensation
                                    Annual Compensation                                           Awards
                 -----------------------------------------------------------    -------------------------------------------

                                                                                 Securities
                                                                   Other            Under        Restricted
                                                   Bonus for       Annual       Options/SARs    Shares/Units    All Other
Name/Principal                      Salary        the Year      Compensation       Granted        Awarded      Compensation
  Position           Period            $               $             $             (#)(1)            $               $
---------------    ---------     -------------   ------------  --------------   --------------   ------------  -------------

Tore               January
Birkeland,         31, 2000       $27,000(2)           -              -            120,000             -              -
President          February
                   28, 1999           Nil              -              -             80,000             -              -
                   February
                   28, 1998           Nil              -              -             80,000             -              -
                   February
                   28, 1997           Nil              _              -             80,000             -              -


(1) Represents total common shares under stock options as of the end of the fiscal period.

(2)  See "Service Contracts".

Long Term Incentive Plan Awards to Named Executive Officers

The Company has made no long term incentive plan awards during the fiscal year ended February 28, 1999 or for the interim period ended January 31, 2000, to any executive officer of the Company, and none are proposed. The Company has no pension plan, and accordingly no amount has been set aside or accrued for pension, retirement or similar benefits.

Options and SAR's granted to Named Executive Officers

Grant of options to purchase or acquire securities of the Company and, its subsidiaries, if any, and stock appreciation rights ("SARs") as defined in Form 41 prescribed in the "Regulations" under the Securities Act of the Province of British Columbia were made to the named executive officers during the financial year ended February 28, 1999 and the interim period ended January 31, 2000, as follows:


                           Summary Options & SAR Table


                                      % of Total                             Market
                                        Options                             Value of
                                       Granted to                          Securities
                     Securities       Employees in                         Underlying
    Name of            Under           Financial        Exercise or        Options on
   Executive           Options          Year or          Base Price      Date of Grant       Expiration
    Officer          Granted (#)        Period          ($/Security)       ($/Security)         Date
---------------     ------------     --------------    --------------   ----------------   --------------
Tore                   40,000             20%              $0.75             $0.75           March 15,
Birkeland                                                                                       2001



Options and SAR's Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by each of the Named Executive Officer during the financial year ended February 28, 1999, and the interim period ended January 31, 2000, including the end value of unexercised options and SARs:

     Aggregated Option/SAR Exercised During Most Recent Completed Financial
                    Year End and Period End Option/SAR Values

                                                                                          Value of
                                                                                       Unexercised In-
                          Securities        Aggregate Value         Unexercised           The-Money
                         Acquired on            Realized          Options/SARs at      Options/SARs at
                           Exercise                                 Period End           Period End  ($)
Name                          #                    $                Exercisable          Exercisable
----------------        ------------        ----------------      ---------------      -----------------

Tore Birkeland                Nil                  Nil                120,000               $51,600




Service Contracts

The Company has entered into the following employment or consulting services agreements:

1. Employment Agreement between the Company and Tore Birkland dated effective as of May 1, 1999 for services to be provided within Canada as President and a director of the Company, at a salary of $1,000 per month for a one year period, renewable annually;

2. Employment Agreement between the Company and Tore Birkland dated effective as of May 1, 1999 for services to be provided outside Canada in respect of prospecting, exploration, mine development, and mining operations, at a salary of $2,000 per month for a one year period, renewable annually;

3. Consulting Agreement between the Company and Joyco Consulting Services Ltd. ("Joyco"), a company controlled by Joanne Yan, dated effective May 1, 1999 for services to be provided as Vice- President of the Company, at a renumeration of $2,000 per month for a two (2) year period, renewable on an annual basis thereafter.

The above employment or consulting services agreements between the Company and the above affiliated persons, are on terms at least as favorable as those that could have been obtained from unaffiliated parties on an arm's length basis.

Compensation of Directors

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors, other than the unissued Treasury Shares reserved for the grant of Directors' Stock Options. Stock Options have been, and it is anticipated that they will continue to be, issued from time to time by the Board of Directors to the Directors as compensation. In general, the exercise price of the stock options to be granted shall be equal to the minimum discounted market price preceding the date of grant permitted under the policies of the Canadian Venture Exchange. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors.

Stock Options

Options are granted in order to attract, retain and motivate directors, officers and employees of the Company and other persons who provide services or who are of special value to the Company and to closely align the personal interest of such individuals to that of the Company.

During the financial year ended February 28, 1999 and the interim period ended January 31, 2000, no common shares were issued pursuant to the exercise of stock options.

Item 12.  Options To Purchase Securities from The Company or Subsidiaries

Outstanding stock options are held by directors and officers and employees of the Company, as separate groups:


                      Number of           Exercise Price
                      Common Shares        per Common
Group                 under Option           Share               Expiry Date
--------------       --------------      ----------------     ------------------

Directors and         220,000                $0.48               October 3, 2002
Officers
                     --------------      ----------------      -----------------
                      80,000                 $0.75               March 15, 2004
--------------       --------------      ----------------      -----------------
Employees             120,000                $0.75               March 15, 2001


The Company has also issued non-transferable share purchase warrants to purchase up to 3,146,000 common shares pursuant to private placements, exercisable at the following exercise prices within the following dates:


    Warrants                   Exercise Price             Expiry Date
------------------             ---------------          --------------
1,210,000 shares                  $0.55/sh              March 29, 2000
                                  $0.75/sh              March 29, 2001
------------------             ---------------          --------------
1,340,000 shares                  $0.55/sh              April 12, 2000
                                  $0.75/sh              April 12, 2001
------------------             ---------------          --------------
510,000 shares                    $1.00/sh               Sept. 7, 2000
                                  $1.15/sh               Sept. 7, 2001
------------------             ---------------          --------------
86,000 shares                     $1.00/sh              Sept. 10, 2000
                                  $1.15/sh              Sept. 10, 2001


Item 13. Interest of Management in Certain Transactions

Pursuant to an Option to Purchase and Shareholders' Agreement dated October 24, 1998, as amended November 27, 1998, February 6, 1999, March 25, 1999, and June 4, 1999 between the Company and Arminex, S.A., Lafayette Limited and Ilmars Gemuts, more particularly described under the heading "Acquisition of Equity Interest in Arminex, S.A.", the Company obtained the exclusive options to purchase up to a 100% equity interest Arminex. Mr. Sven-Erik Setterberg, a recently appointed director of the Company, is also President of Arminex, S.A. The Company believes the terms of this Acquisition Agreement are at least as favorable as those that could have been obtained from unaffiliated parties.

By a Sub-Lease Agreement dated December 18, 1997, the Company agreed to pay to CPAC (Care) Holdings Ltd. ("CPAC") $350 per month plus taxes, for rent, maintenance fees, property taxes, and hydro expenses. CPAC has two directors in common with the Company, Mr. Don H.C. Ho and Ms. Joanne Yan. Effective March 31, 1999, the sub-lease was terminated by mutual agreement, as the Company re-located to new office premises.

                                     PART II

Item 14. Description of Securities To Be Registered

General Attributes

The Company proposes to register its common shares without par value. Holders of common shares of the Company are entitled to one vote per share at meetings of shareholders, to receive such dividends as are declared by the Company, and to receive the remaining assets of the Company upon its liquidation, dissolution of winding-up. The common shares rank equally as to dividends, voting rights, and participation in assets. The common shares are not subject to call or assessment, nor pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Voting

For the purposes of conducting business at any annual general meeting of shareholders, a quorum of members entitled to attend and vote must be present at the commencement of the meeting. A quorum shall be at least two members or one or more proxy holders representing two members, or one member and a proxy holder representing another member. If within half an hour from the time appointed for a general meeting, a quorum is not present, the meeting will stand adjourned to the same day in the next week, at the same time and place. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the member or members present or being represented by proxy shall be a quorum. At any general meeting, a resolution put to the vote of the meeting shall be decided by a show of hands, unless before or on the declaration of the result of the show of hands, a poll vote is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy. Upon a poll, every member or proxy holder will have one vote for every share held, however, a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all of the votes he uses in the same way.

                                    PART III

Item 15. Defaults upon Senior Securities

Not applicable.

Item 16. Changes in Securities and Changes in Security of Registered Securities

Not applicable.

                                            PART IV

Item 17. Financial Statements

Auditor's Report.............................................................F-1

Consolidated Balance Sheets as of November 30, 1999 (unaudited) and
February 28, 1999, 1998 and 1997 (audited)...................................F-2

Consolidated Statements of Operations and Deficit
For the Period Ended November 30, 1999 (unaudited) and the Years Ended
February 28, 1999, 1998 and 1997 (audited)...................................F-3

Consolidated Statements of Cash Flows
For the Period Ended November 30, 1999 (unaudited) and the Years Ended
February 28, 1999, 1998 and 1997 (audited)...................................F-4

Notes to Consolidated Financial Statements...................................F-5

Item 18. Financial Statements

Not applicable.

Item 19. Financial Statements and Exhibits

(a)     Financial Statements:  See Item 17

(b)     Exhibits:

        Figure 1** - Portel-Moura-Ficalho Concession Location Map

        Figure 2** - Argentina Concessions Location Map

        Figure 3** - El Puesto Drill Locations

        Figure 4** - Caltrauna Drill Locations

        Figure 5** - Cuya/Aguadita Drill Locations

        2.1*   Memorandum of the Company

        2.2*   Articles of the Company

        10.1* Letter of Intent dated April 15, 1998 between the Company and EXMINCO Exploration and Mining Investment Company Establishment ("EXMINCO")

        10.2* Option to Purchase and Shareholders' Agreement dated October 24, 1998, as amended November 27, 1998, February 6, 1999, March 25, 1999, and June 4, 1999, between the Company and Arminex S.A., Lafayette Limited and Ilmars Gemuts

        10.3** Share Purchase Agreement and Letter of Intent with Rio Tinto
               Mining and Exploration Ltd.

----------------

*    Denotes exhibits previously filed with Form 20-F filed on December 1, 1999.
** Denotes exhibit previously filed with Amendment No. 1 to the Form 20-FR/A on February 22, 2000.

                                   SIGNATURES


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: March 17, 2000                         APAC MINERALS INC.


                                 By: /s/ TORE BIRKELAND
                                         ---------------------------------------
                                         Tore Birkeland, Chief Executive Officer

ELLIS FOSTER
           CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.bc.ca

-------------------------------------------------------------------------------

AUDITORS' REPORT


To the Shareholders of

APAC MINERALS INC.

We have audited the consolidated balance sheets of APAC Minerals Inc. as at February 28, 1999, 1998 and 1997 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at February 28, 1999, 1998 and 1997 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.



Vancouver, Canada                                             "ELLIS FOSTER"
March 18, 1999, except as to                              Chartered Accountants
Note 8 which is as of April 14, 1999




COMMENTS BY AUDITS FOR U.S. READERS ON CANADA-U.S. GENERALLY ACCEPTED
 ACCOUNTING PRINCIPLES

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which conforms with the GAAP in United States in most respects. The additional disclosures and reconciliation of consolidated financial statement items to conform with U.S. GAAP are summarized in Note 9 of the consolidated financial statements.



Vancouver, Canada                                             "ELLIS FOSTER"

March 18, 1999                                             Chartered Accountant

-------------------------------------------------------------------------------
EF  A partnership of incorporated professionals
    An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
    - members in principal cities throughout the world

APAC MINERALS INC.

Consolidated Balance Sheet
(In Canadian Dollars)



                                                 November 30       November 30     February 28      February 28     February 28
                                                    1999              1998             1999             1998            1997
                                                -------------    --------------    -----------      ------------    ------------
                                                 (unaudited -     (unaudited -
                                                 prepared by      prepared by
                                                 management)      management)

ASSETS

Current
  Cash and cash equivalents                     $    213,177     $     87,388      $    61,244      $   399,159     $   162,758
  Goods and services tax
    recoverable                                       16,924           16,699           17,976           23,558           8,142
  Prepaid expenses                                     1,728            3,236            5,000            3,904               -
                                                -------------    --------------    -----------      ------------    ------------

                                                     231,829          107,323           84,220          426,621         170,900

Capital assets                                         9,559              966              835            1,044               -

Mineral interests (Note 3)                         2,186,322          703,873          856,958          292,003         130,487
                                                -------------    --------------    -----------      ------------    ------------

                                                $  2,427,710     $    812,162      $   942,013      $   719,668     $   301,387
                                                =============    ==============    ===========      ============    ============

LIABILITIES

Current
  Accounts payable and
    accrued liabilities                         $     10,692     $          -      $     7,875      $    63,718     $    17,274
  Notes payable, due March 31, 1999,
    interest at 12% per annum                              -                -          150,000                -               -
                                                -------------    --------------    -----------      ------------    ------------

                                                      10,692                -          157,875           63,718          17,274
                                                -------------    --------------    -----------      ------------    ------------

SHAREHOLDERS' EQUITY

Share capital (Note 4)                             3,149,553        1,218,900        1,218,900          718,900         307,500

Deficit                                             (732,535)        (406,738)        (434,762)         (62,950)        (23,387)
                                                -------------    --------------    -----------      ------------    ------------

                                                   2,417,018          812,162          784,138          655,950         284,113
                                                -------------    --------------    -----------      ------------    ------------

                                                $  2,427,710     $    812,162      $   942,013      $   719,668     $   301,387
                                                =============    ==============    ===========      ============    ============



APAC MINERALS INC.

Consolidated Statement of Operations and Deficit
(In Canadian Dollars)


                                          Nine Months        Nine Months             Year              Year           September 9
                                             Ended              Ended                Ended             Ended             1996 to
                                          November 30        November 30          February 28       February 28        February 28
                                              1999               1998                 1999              1998               1997
                                         -------------      ------------          ------------      -----------     ---------------
                                          (Unaudited -      (Unaudited -
                                          prepared by        prepared by
                                          management)        management)

Revenue
  Interest and sundry income             $   18,704         $    6,856            $   7,474         $   4,207       $           -
                                         -------------      ------------          ------------      -----------     ---------------

Write off of mineral
  interests (Note 3a)                             -           (302,757)            (302,757)                -                   -
                                         -------------      ------------          ------------      -----------     ---------------

Expenses
  Accounting and audit                       16,873                580                6,900             5,390               1,500
  Administration                             61,245             12,196               12,000             3,000                   -
  Amortization                                1,157                 78                  209               184                   -
  Consulting fees                                 -                  -                    -                 -               4,673
  Filing and due diligence                   23,889              3,950               13,952             9,933               7,102
  Legal                                     107,278             15,246               19,381            17,877               9,576
  Office and miscellaneous                   40,117              4,061                9,371             2,140                 536
  Rent                                       13,056              3,150                4,200               700                   -
  Salaries and benefits                      17,050                  -                    -                 -                   -
  Travel and entertainment                   35,812              8,626               10,516             4,546                   -
                                         -------------      ------------          ------------      -----------     ---------------

                                            316,477             47,887               76,529            43,770              23,387
                                         -------------      ------------          ------------      -----------     ---------------

Loss for the period                        (297,773)          (343,788)            (371,812)          (39,563)            (23,387)

Deficit, beginning of period               (434,762)           (62,950)             (62,950)          (23,387)                  -
                                         -------------      ------------          ------------      -----------     ---------------

Deficit, end of period                   $ (732,535)        $ (406,738)           $(434,762)        $ (62,950)      $     (23,387)
                                         =============      ============          ============      ===========     ===============

Loss per share                           $    (0.04)        $    (0.09)           $   (0.09)        $   (0.02)      $       (0.01)
                                         =============      ============          ============      ===========     ===============

Weighted average number
  of common shares
   outstanding                            7,406,845          4,026,364            4,254,110         2,204,795           1,900,307
                                         =============      ============          ============      ===========     ===============


APAC MINERALS INC.

Consolidated Statement of Cash Flows
(In Canadian Dollars)


                                            Nine Months        Nine Months          Year             Year            September 9
                                               Ended              Ended             Ended            Ended             1996 to
                                            November 30        November 30       February 28      February 28        February 28
                                                1999               1998             1999              1998               1997
                                           -------------      ------------      ------------      -----------     ---------------
                                            (Unaudited -      (Unaudited -
                                            prepared by        prepared by
                                            management)        management)

Cash flows from (used in)
  operating activities
  Loss for the period                     $   (297,773)      $  (343,788)       $ (371,812)       $  (39,563)      $   (23,387)
  Adjustments for items not
    involving cash:
    - amortization                               1,157                78               209               184                 -
    - write-off of mineral interest                  -           303,757           302,757                 -                 -
                                           -------------      ------------      ------------      -----------     ---------------

                                              (296,616)          (39,953)          (68,846)          (39,379)          (23,387)
  Change in non-cash working capital:
  - goods and services tax
      recoverable                                1,052             6,859             5,582           (15,416)           (8,142)
  - prepaid expenses                             3,272               668            (1,095)           (3,904)                -
  - accounts payable and
      accrued liabilities                        2,817           (63,718)          (55,843)           46,444            17,274
                                           -------------      ------------      ------------      -----------     ---------------

                                              (289,475)          (96,144)         (120,202)          (12,255)          (14,255)
                                           -------------      ------------      ------------      -----------     ---------------

Cash flows from (used in)
  financing activities
  Loan proceeds (repayment)                   (150,000)                -           150,000                 -                 -
  Shares issued for cash, net of
    share issuance costs                     1,930,653           500,000                 -           411,400           295,000
                                           -------------      ------------      ------------      -----------     ---------------

                                             1,780,653           500,000           150,000           411,400           295,000
                                           -------------      ------------      ------------      -----------     ---------------

Cash used in investing activities
  Acquisition of mineral interests                   -          (510,000)          (10,000)                -           (15,000)
  Deferred exploration costs                (1,329,364)         (205,627)         (357,712)         (161,516)         (102,987)
  Purchase of capital assets                    (9,881)                -                 -            (1,228)                -
                                           -------------      ------------      ------------      -----------     ---------------

                                            (1,339,245)         (715,627)         (367,712)         (162,744)         (117,987)
                                           -------------      ------------      ------------      -----------     ---------------

Increase (decrease) in cash
  and cash equivalents                         151,933          (311,771)         (337,914)          236,401           162,758

Cash and cash equivalents,
  beginning of period                           61,244           399,159           399,158           162,758                 -
                                           -------------      ------------      ------------      -----------     ---------------

Cash and cash equivalents,
  end of period                           $    213,177       $    87,388        $   61,244        $  399,159      $    162,758
                                           =============      ============      ============      ===========     ===============



APAC MINERALS INC.

Notes to Consolidated Financial Statements
(In Canadian Dollars)
February 28, 1999, 1998 and 1997
November 30, 1999 and 1998 (unaudited - prepared by management)
--------------------------------------------------------------------------------



1.   Nature of Operations


     The Company was incorporated under the laws of British Columbia, Canada on September 9, 1996. The Company is in the business of mining exploration.


     These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The continued operations of the Company and the recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

2.   Significant Accounting Policies


     (a)  Consolidation

          These consolidated financial statements include the accounts of the Company and its 100% owned subsidiary Prospectus-Empreendimentos
          Mineiros, Ltda., a company incorporated under the laws of Portugal ("PEML")


     (b)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.


     (c)  Mineral Interests

          The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.


          On the commencement of commercial production, net costs will be charged to operations on the unit-of-production method by project based upon estimated recoverable reserves.


          The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values.

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(In Canadian Dollars)
February 28, 1999, 1998 and 1997
November 30, 1999 and 1998 (unaudited - prepared by management)
--------------------------------------------------------------------------------


2.   Significant Accounting Policies (continued)

     (c)  Mineral Interests (continued)

          Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

          The Company does not accrue the estimated costs of maintaining its mineral interests in good standing.


     (d)  Property Option Agreements

          From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.


     (e)  Cash Equivalents

          Cash equivalents usually consists of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. The Company has no cash equivalents as at November 30, 1999.


     (f)  Earnings (loss) per Share

          Earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Fully-diluted earnings (loss) per share has not been disclosed as the effect of common shares issuable upon the exercise of warrants and options would be anti-dilutive.


     (g)  Foreign Currency Transactions

          The Company and PEML maintain their accounting records in their functional currencies (i.e., Canadian dollars). They translate foreign currency transactions into their functional currency in the following manner.

          At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(In Canadian Dollars)
February 28, 1999, 1998 and 1997
November 30, 1999 and 1998 (unaudited - prepared by management)
--------------------------------------------------------------------------------


3.0  Mineral Interests


                                             Canada              Portugal             Argentina             Total
                                           -----------          ----------           -----------        ------------

Acquisition costs                          $   27,500           $       -            $        -         $     27,500

Exploration costs                             102,987                   -                     -              102,987
                                           -----------          ----------           -----------        ------------

Balance, February 28, 1997                    130,487                   -                     -              130,487

Exploration costs                             161,516                   -                     -              161,516
                                           -----------          ----------           -----------        ------------

Balance, February 28, 1998                    292,003                   -                     -              292,003

Acquisition costs                                   -             510,000                     -              510,000

Exploration costs                              10,754             143,873                50,000              204,627

Amounts written-off                          (302,757)                  -                     -             (302,757)
                                           -----------          ----------           -----------        ------------

Balance, November 30, 1998                          -             653,873                50,000              703,873

Exploration costs                                   -              54,000                99,085              153,085
                                           -----------          ----------           -----------        ------------

Balance February 28, 1999                           -             707,873               149,085              856,958

Exploration costs                                   -              71,000             1,258,364            1,329,364
                                           -----------          ----------           -----------        ------------

Balance, November 30, 1999                $         -           $ 778,873           $ 1,407,449         $  2,186,322
                                           ===========          ==========           ===========        ============



     (a)  Mineral Interests in Canada

          Pursuant to an agreement dated October 7, 1996, the Company was granted an option to acquire a 100% interest in eight (8) units of mineral claims located in the Kamloops Mining Division, British Columbia, Canada.

          In consideration, the Company must issue 200,000 shares of which 50,000 shares have been issued and the balance in three equal yearly instalments, pay $115,000 of which $15,000 have been paid with an additional of $100,000 to be paid on or before October 7, 2000 to the optionor and spend an aggregate of $2,000,000 on exploration and development on the property over three years.

          On commencement of commercial production, the property will be subject to a 1.75% net smelter returns royalty payable to the optionor.

          These mineral interests were abandoned during the 1999 fiscal year due to unfavourable exploration results. Any future option payments are not required to be paid.

     (b)  Mineral Interests in Portugal

          Pursuant to a letter agreement dated April 15, 1998, the Company agreed to acquire a 100% undivided interest in an exploration concession ("the concession") located in Alentejo, Portugal.

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(In Canadian Dollars)
February 28, 1999, 1998 and 1997
November 30, 1999 and 1998 (unaudited - prepared by management)
--------------------------------------------------------------------------------

3.   Mineral Interests  (continued)

     (b)  Mineral Interests in Portugal (continued)

          In consideration, the Company agreed to pay to the Vendor, and to issue and deliver to the Vendor, the following:

          (i) the sum of $10,000 in Canadian dollars as a non-refundable deposit upon the completion of a due diligence review of the concession (paid);

          (ii) a total of 2,000,000 common shares of the Company (issued and delivered); and

         (iii) the assumption of responsibility for the payment of all required annual exploration work under the terms and conditions of the exploration concession, which for greater certainty are estimated to be US$550,000 over the next two years in order to maintain the concession.


     (c)  Mineral Interests in Argentina

          Pursuant to an agreement dated October 24, 1998, as amended on November 27, 1998, February 6, 1999, March 25, 1999 and June 4, 1999,
          the Company agreed to acquire an aggregated of 100% interest in a portfolio of more than twenty (20) exploration concessions ("the concessions") in the provinces of Caramarca, La Pampa, Mendoza, Rio Negro, and San Juan, Argentina.

          To earn an initial 40% interest in the concessions, the Company has to expend $700,000 on exploration work of the concessions within one year and the issuance of 800,000 shares of the Company after a report detailing the exploration work is accepted by the Vancouver Stock Exchange. To earn an additional 11%, for a total of 51%, interest in the concessions, the Company has to fund further exploration expenditures of $750,000 in each of the second and third years of the agreement. A performance bonus of US$5.00 per ounce of gold or gold equivalent is payable on the pro-rata basis based on the then optionor's interest in the concessions, in either cash or shares of the Company, if a proven and probable reserve of 1,000,000 or more ounces of gold is determined within five (5) years of the date of acceptance of the agreement by the Vancouver Stock Exchange. To earn the remaining 49% for a total of 100% interest in the concessions, the Company has to pay $500,000 and the issuance of 5,000,000 shares of the Company to the optionors within six (6) months after the Company earned the 51% interest in the concessions and provided that the average closing price of the Company's share is at least $1.00 for twenty (20) trading days preceding the date of exercise and the Company has filed a current Annual Information Form with the British Columbia Securities Commission.

          These mineral concessions are held in an Argentine company. The Company's exploration expenditures are funded through that company.

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(In Canadian Dollars)
February 28, 1999, 1998 and 1997
November 30, 1999 and 1998 (unaudited - prepared by management)
--------------------------------------------------------------------------------

4.    Share Capital


     (a)  Authorized: 25,000,000 common shares without par value.


     (b)  Issued:


                                                                                            Shares             Amount
                                                                                     ---------------- ------------------

             For cash at $0.01 per share                                                     750,000   $          7,500
             For cash at $0.25 per share                                                   1,150,000            287,500
             For mineral interest at $0.25 per share                                          50,000             12,500
                                                                                     ---------------- ------------------

             Balance, February 28, 1997                                                    1,950,000            307,500

             For cash at $0.48 per share, net of share issuance
             cost of $68,600                                                               1,000,000            411,400
                                                                                     ---------------- ------------------

             Balance, February 28, 1998                                                    2,950,000            718,900

             For mineral interests in Portugal at $0.25 per share                          2,000,000            500,000
                                                                                     ---------------- ------------------

             Balance November 30, 1998 and February 28, 1999                               4,950,000          1,218,900

             For cash at $0.48 per share, plus 40,000 shares for
             corporate finance fee, less $56,956 share issuance costs                      2,440,000          1,095,044

             For cash at $0.85 per share plus 25,000 shares for corporate finance
             fee, less $68,016 share issuance costs                                        1,025,000            781,984

             For exercise of warrants at $0.55 per share                                      97,500             53,625
                                                                                     ---------------- ------------------

             Balance, November 30, 1999                                                    8,512,500   $      3,149,553
                                                                                     ================ ==================


     (c) As at November 30, 1999, 750,000 shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

     (d)  Stock options outstanding as at November 30, 1999:


  Number of Shares          Exercise Price            Expiry Date
  ----------------         ---------------          ----------------

       220,000                 $0.48                October 3, 2002
       200,000                 $0.75                March 15, 2001
       260,000                 $0.55                October 15, 2001
       120,000                 $0.55                October 15, 2000

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(In Canadian Dollars)
February 28, 1999, 1998 and 1997
November 30, 1999 and 1998 (unaudited - prepared by management)
--------------------------------------------------------------------------------


4.     Share Capital   (continued)

(e) Share purchase warrants as at November 30, 1999:


      Number of Shares               Exercise Price              Expiry Date
      ----------------              ----------------          ------------------

        2,462,500                   $0.55 (1st year)          April 12, 2000
                                    $0.75 (2nd year)          April 12, 2001

          510,000                   $1.00 (1st year)          September 7, 2000
                                    $1.15 (2nd year)          September 7, 2001

           86,000                   $1.00 (1st year)          September 10, 2000
                                    $1.15 (2nd year)          September 10, 2001

5.   Non-Cash Financing and Investing Activities


     (a) In 1997 fiscal period, the Company issued 50,000 shares to acquire a 100% interest in eight (8) units of mineral claims in Canada.


     (b) In 1999 fiscal year, the Company issued 2,000,000 shares to acquire a 100% undivided interest in an exploration concession located in Alantejo, Portugal.


     (c) During the nine months ended November 30, 1999, the Company issued 40,000 shares as corporate financing fees pursuant to the terms of a private placement.


6.   Related Party Transactions


     The Company paid the following administration fee and rent to a company with common directors:


               Nine Months           Nine Months           Year Ended
                  Ended                 Ended              February 28         Year Ended        September 9 1996 to
            November 30 1999      November 30 1998            1999           February 28 1998      February 28 1997
           ------------------     -----------------       -------------     ------------------   -------------------
              $ 35,000                $15,346               $ 16,200             $ 3,700             $   -
           ==================     =================       =============     ==================   ===================


APAC MINERALS INC.

Notes to Consolidated Financial Statements
(In Canadian Dollars)
February 28, 1999, 1998 and 1997
November 30, 1999 and 1998 (unaudited - prepared by management)
--------------------------------------------------------------------------------

7.   Financial Instruments

     The financial instruments of the Company consist of cash, accounts receivable, accounts payable and accrued liabilities and notes payable. The fair value of these financial instruments approximate their carrying value due to their short-term nature. The Company operates in Portugal and Argentina. All of its option payments or other material commitments are payable in either Canadian or U.S. dollars. The Company is therefore subject to currency exchange risk arising from the degree of volatility of changes in exchange rates between Canadian and U.S. dollars. The Company is not exposed to significant interest rate and credit risks.


8.   Comparative Figures


     Certain comparative figures for prior periods have been reclassified to conform with the financial statement presentation adopted for 1999.


9. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

     These financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which conforms with the GAAP in United States in most aspects. The following presents additional disclosures and reconciliation of financial statement items to conform with U.S. GAAP:


     (a)  Reconciliation of Consolidated Balance Sheet Items:


                                November 30      November 30        February 28        February 28      February 28
                                   1999             1998               1999               1998             1997
                               -------------    ------------       -------------       ------------     ------------

  Mineral interests
   (Canadian GAAP)             $  2,186,322        $ 703,873         $  856,958         $  292,003       $  130,487
  Mineral interests
    written-off                  (2,186,322)        (703,873)          (856,958)          (292,003)        (130,487)
                               -------------    ------------       -------------       ------------     ------------
  Mineral interests
    (US GAAP)                             -                -                  -                  -                -
                               =============    ============       =============       ============     ============


APAC MINERALS INC.

Notes to Consolidated Financial Statements
(In Canadian Dollars)
February 28, 1999, 1998 and 1997
November 30, 1999 and 1998 (unaudited - prepared by management)
--------------------------------------------------------------------------------


9. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

     (b)  Reconciliation of Consolidated Statement of Operations Items:


                                Nine Months     Nine Months                                            September 9
                                   Ended           Ended           Year Ended        Year Ended          1996 to
                                November 30     November 30        February 28       February 28       February 28
                                    1999            1998               1999              1998              1997
                               -------------    ------------       ------------      ------------      ------------
  Loss for the period
   (Canadian GAAP)                $(297,773)      $(343,788)         $(371,812)         $(39,563)        $(23,387)
  Mineral interests
    written-off                  (1,329,364)       (411,870)          (564,955)         (161,516)        (130,487)
                                -------------    ------------       ------------      ------------      ------------
  Loss for the period
    (US GAAP)                    (1,627,137)       (755,658)          (936,767)         (201,079)        (153,874)
                               -------------    ------------       ------------      ------------      ------------
  Deficit, beginning
    of period
    (Canadian GAAP)                (434,762)        (62,950)           (62,950)          (23,387)               -
  Mineral interest
    written off                    (856,958)       (292,003)          (292,003)         (130,487)               -
                               -------------    ------------       ------------      ------------      ------------
  Deficit, beginning
    of period
    (US GAAP)                    (1,291,720)       (354,953)          (354,953)         (153,874)               -
                                -------------    -----------        ------------      ------------      ------------
  Deficit, end of period
    (US GAAP)                    (2,918,857)     (1,110,611)        (1,291,720)         (354,953)        (153,874)
                               -------------    ------------       ------------      ------------      ------------
  Loss per share
    (US GAAP)                         (0.24)          (0.23)             (0.27)            (0.14)           (0.13)
                               -------------    ------------       ------------      ------------      ------------
  Weighted average
  number of common
  shares outstanding-
  basic and diluted
  (US GAAP)                       6,656,845         3,276,364        3,504,110         1,454,795        1,150,307
                               -------------    -----------        ------------      ------------      ------------


APAC MINERALS INC.

Notes to Consolidated Financial Statements
(In Canadian Dollars)
February 28, 1999, 1998 and 1997
November 30, 1999 and 1998 (unaudited - prepared by management)
--------------------------------------------------------------------------------


9. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

     (c)  Consolidated Statement of Cash Flows:


     Deferred exploration costs would be classified as operating activities under US GAAP as opposed to investment activities under Canadian GAAP. Under US GAAP the cash flows used in operating activities and investing activities would be restated as follows:


                                Nine Months     Nine Months                                            September 9
                                   Ended           Ended           Year Ended        Year Ended          1996 to
                                November 30     November 30        February 28       February 28       February 28
                                   1999            1998               1999              1998              1997
                               --------------  -------------      -------------     -------------     -------------

  Operating activities          $(1,618,839)      $(811,771)         $(487,914)        $(173,771)       $(132,242)
                               --------------  -------------      -------------     -------------     -------------

  Investing activities               (9,881)              -                  -            (1,228)               -
                               --------------  -------------      -------------     -------------     -------------



     (d)  Mineral Interests


     U.S. GAAP requires that exploration cost of mineral interests not be deferred and capitalized until there is evidence of economically recoverable resources. In addition, the acquisition costs as stated in Note 3 for the Canadian and Portuguese mineral properties can only be classified as exploration costs for US GAAP purposes. Accordingly, the Company only incurred exploration costs for mineral interests. These costs will not be capitalized for U.S. GAAP purposes as the Company is at present exploring its properties for economically recoverable ore reserves. The effect of the write-off is presented in Notes 9(a) and 9(b).

APAC MINERALS INC.

Notes to Consolidated Financial Statements
(In Canadian Dollars)
February 28, 1999, 1998 and 1997
November 30, 1999 and 1998 (unaudited - prepared by management)
--------------------------------------------------------------------------------


9. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

     (e)  Escrow Shares

          Escrow shares (see Note 4(c)) may be released, upon application, on the basis of 15% of the original number of escrow shares for every $100,000 expended on exploration and development of a resource property provided that no more than 50% of the original number of escrow shares may be released in any twelve-month period. In addition, where administrative expenses exceed 33% of total expenditures during the period of application, then the release factor of 15% will be reduced to 7.5% and the percentage of the original number of escrow shares available for release in any twelve-month period will be reduced to 25%.

          U.S. GAAP requires that the fair value of the shares at the time they are released from escrow should be recognized as a charge to income as a compensation expense. There were no shares released from escrow for all periods as presented.

          As escrow shares are contingently cancellable, they are excluded from the calculation of weighted average number of shares for purposes of loss per share under U.S. GAAP. Its effect on the Company's financial statements is presented in Note 9(b).


     (f)  Stock Options Compensation

          The Company adopted a Stock Option Plan ("the Plan") for the grant of options to directors, officers and employees from 1997 onwards.
          Options granted under the Plan will be exercised from the date of grant for a period from one year to five years. All options granted vest immediately at the date of grant.

          A summary of the activity in the option plan is as follows:


                                                                          Number of                  Weight Average
                                                                            Shares                   Exercise Price
                                                                       --------------               ----------------

         Granted                                                             220,000                  $        0.48
                                                                        --------------               ----------------

         Balance outstanding and exercisable,
           February 28, 1997, 1998 and 1999                                  220,000                           0.48
         Granted                                                             200,000                           0.75
         Granted                                                             380,000                           0.55
                                                                       --------------               ----------------
         Balance outstanding and exercisable,
           November 30, 1999                                                 800,000                  $        0.58
                                                                       ==============               ================


APAC MINERALS INC.

Notes to Consolidated Financial Statements
(In Canadian Dollars)
February 28, 1999, 1998 and 1997
November 30, 1999 and 1998 (unaudited - prepared by management)
--------------------------------------------------------------------------------



9. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

     (f) Stock Options Compensation (continued)


          The Company applies Accounting Principles Board ("APB") No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock options. Under APB25, when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. There were no compensation costs charged to income for the periods as presented.


          Pro-forma information regarding Loss for the period and Loss per Share is required under SFAS 123, and has been determined if the Company has accounted for its stock options under the fair value method of SFAS
          123. If compensation cost for the stock option plan had been determined based on the fair value at the grant dates for awards under the plan, consistent with the alternative method set forth under SFAS 123, the Company's net loss, basic and diluted loss per share would have been increased on a pro-forma basis as indicated below:


                                 Nine Months       Nine Months                                          September 9
                                    Ended             Ended          Year Ended        Year Ended         1996 to
                                 November 30       November 30       February 28       February 28      February 28
                                     1999              1998              1999              1998             1997
                                -------------      ------------      ------------      -----------      ------------
  Loss for the period
    -as reported                 $(1,627,137)        $(755,658)        $(936,767)        $(201,079)       $(153,874)
                                -------------      ------------      ------------      -----------      ------------
    - pro-forma                  $(2,003,737)        $(755,658)        $(936,767)         (348,479)       $(153,874)
                                -------------      ------------      ------------      -----------      ------------
  Basic and diluted loss
    per share
    - as reported                      (0.24)             (0.23)            (0.27)           (0.14)         (0.13)
                                -------------      ------------      ------------      -----------      ------------
    - pro-forma                        (0.30)             (0.23)            (0.27)           (0.24)         (0.13)
                                -------------      ------------      ------------      -----------      ------------

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants rewarded in 1997 and 1999, respectively:


                               Number of                                  Risk Free      Expected
                     Year       Options      Dividend      Expected       Interest       Lives in       Fair Value of
                   Granted      Granted       Yields     Volatility         Rate           Years            Options
                 ----------   ----------     ---------   -----------     ---------       --------       -------------
                     1997       220,000          0%           15%          5.75%             5          $     0.67
                     1999        80,000          0%           51%             5%             2          $     0.80
                     1999       120,000          0%           51%             5%             5          $     0.80
                     1999       120,000          0%           79%             5%             1          $     0.57
                     1999       260,000          0%           70%             5%             2          $     0.57
